UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Oscilla Power Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    August 6, 2009

Physical address of issuer
4240 Gilman Place West, Unit C, Seattle, Washington 98199

Website of issuer
www.oscillapower.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary a fee consisting of five percent (5%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow after the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
November 16, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$396,648	$488,402
Cash & Cash Equivalents	$145,279	$290
Accounts Receivable	$85,167	$229,194
Short-term Debt	$831,186	$831,472
Long-term Debt	$1,503,080	$1,459,100
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$1,399.00	$0.00
Net Income	-$86,485	-$444,635

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 10, 2020

FORM C/A

Up to $1,070,000.00

Oscilla Power, Inc.



Explanatory Note

Oscilla Power Inc. (the "Company") is filing this Amendment to its Form C, which was first filed with the Securities and Exchange Commission on July 1, 2020. A previous Amendment was filed on July 1, 2020 to update the investor deck used in the Offering, and another was filed July 2, 2020 filed to update the investment perks for the Offering and clarify conversion provisions for the Crowd Note. This Amendment is filed to extend the offering date to November 16, 2020, provide certain information regarding the Company's ability to conduct multiple closings during the Offering, update the investor deck and company summary used in the Offering, and include a webinar transcript attached hereto as (Exhibit G).

Crowd Note

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Oscilla Power Inc., a Delaware Corporation (the "Company," "Oscilla Power," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500
Aggregate Maximum Offering Amount	$1,070,000.00	$53,500.00	$1,016,500.00

[1] This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.oscillapower.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less

than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is August 10, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY

ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE

ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.oscillapower.com

1) The Company must continue to comply with the ongoing reporting requirements until:

2) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

3) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

4) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

5) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

6) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Oscilla Power, Inc. (the "Company") is a Delaware corporation, formed on August 6, 2009. The Company was originally incorporated as HSR, Inc. and changed its name to "Oscilla Power, Inc." on September 22, 2009.

The Company is located at 4240 Gilman Place West, Unit C, Seattle, Washington 98199.

The Company's website is www.oscillapower.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Oscilla Power is a commercial-scale ocean wave energy device developer. The Company's mission is focused on developing a low cost wave energy converter to unlock the renewable energy potential of the world's oceans. The Company is currently completing product development activities for two commercial ocean wave energy devices, the utility-scale 1MW (1 megawatt) rated Triton system, and a community-scale 100kW (100 kilowatt) rated Triton-C system. After product development is completed and these systems are demonstrated in ocean testing, Oscilla Power aims to transition into an equipment manufacturer to supply wave energy converters to energy project developers, utilities or independent power projects.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Note being offered	$50,000.00 Principal Amount
Total Crowd Note outstanding after Offering (if minimum amount reached)	$50,000.00 Principal Amount
Maximum amount of Crowd Note	$1,070,000.00 Principal Amount
Total Crowd Note outstanding after Offering (if maximum amount reached)	$1,070,000.00 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	November 16, 2020
Use of proceeds	See the description of the use of proceeds on page 37 hereof.
Voting Rights	See the description of the voting rights on page 53 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We plan to transition to an equipment manufacturing entity after our initial product development phase is completed.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or

attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Once we transition to an equipment manufacturing entity, we intend to operate in many countries, including but not limited to the United States, India, the United Kingdom, Canada, Australia, New Zealand, South Africa, Chile, Western European Countries, Indonesia, and the Pacific Islands.

Our operations are expected to be subject to the effects of global competition and geopolitical risks. They are also affected by local demand for energy in general and renewable energy in particular, economic environments, including inflation, recession, currency volatility and actual or anticipated default on sovereign debt. Political changes, some of which may be disruptive, can interfere with our supply chain, our customers and all of our activities in a particular location. While some of these global economic and political risks can be hedged using derivatives or other financial instruments and some are insurable, such attempts to mitigate these risks are costly and not always successful, and our ability to engage in such mitigation may decrease or become even more costly as a result of more volatile market conditions.

In order for the Company to compete, grow and transition to a manufacturing entity, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel with new skills and may require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of or inability to attract customers and sales, and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our wave energy converters is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include small focused developers of wave energy converters, primarily in Europe and the US. Our assessment is that we are similarly funded and have similar resources to our major competitors. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Accordingly, if one or more of our competitors commercialize products more rapidly or effectively than we are able to, that would adversely affect our competitive position, and give those entities a first mover advantage.

We rely on other companies to provide major components and subsystems for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations both during our current product development phase, as well as after we transition to becoming an equipment manufacturer. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with our requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural

disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular components and subsystems.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Once we start equipment sales, we expect that customers will likely finance purchases of our products, namely wave energy converters.
Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates may impair customers' ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is expected to be highly correlated with general economic conditions.
A substantial portion of our revenue will be tied to overall growth of the energy industry in general and the renewable energy industry in particular, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.
We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as environmental permitting. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, stricter enforcement of existing laws and regulations, could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

Our international operations could be affected by currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to our products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes.

Any of these changes could adversely affect our business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates. In addition, some emerging market countries may be particularly vulnerable to periods of financial instability or significant currency fluctuations or may have limited resources for healthcare spending, which can adversely affect our results.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Balakrishnan Nair and Tim Mundon who are President/Chief Technology Officer and Vice President of Engineering respectively. The Company has employment agreements with Balakrishnan Nair, and Tim Mundon although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of Balakrishnan Nair, and Tim Mundon or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are currently dependent on, and in the future expect to depend on, a few major customers for a substantial portion of our net sales.

For example, during fiscal year ended December 31, 2019, the U.S. Department of Energy and State of Washington Dept of Commerce accounted for 100% percent of our net revenues. The loss of all or a substantial portion of our sales to any of our large-volume customers could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest customers have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our revenue base, a significant portion of our revenue is derived from a relatively small number of sources. Consequently, a significant loss of business from, or adverse performance by, our major revenue sources, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major customer contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant government contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, however we typically bear the risk of component price increases that occur between any such re-pricings or, if such re-pricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins.

We rely on various intellectual property rights, including patents in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, we have taken our best efforts to protect our intellectual property right, however the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no absolute assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain products. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain parts of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Balakrishnan Nair and Tim Mundon in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either of Balakrishnan Nair or Tim Mundon die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S. currently, and expected to be subject to various types of taxes in the countries we choose to operate in in the future.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

During the fiscal year ended December 31, 2019, we generated 100% of our revenues from publicly funded R&D projects at the federal and state levels.

As a result, if public funding for projects decreases due to reduced federal or state funding or otherwise, our financial condition, results of operations and liquidity could be materially adversely affected. However, this is not the long-term strategy for the Company, but is rather the current focus for the development of its product.

We could be prohibited from bidding on certain government contracts if we fail to maintain qualifications required by those entities.

In addition, government contracts can typically be canceled at any time with our receiving payment only for the work completed. The cancellation of an unfinished contract or our disqualification from the bidding process could result in lost revenues and cause our equipment to be idled for a significant period of time until other comparable work becomes available. Additionally, the timing of project awards is unpredictable and outside of our control. Project awards, including expansions of existing projects, often involve complex and lengthy negotiations and competitive bidding processes.

Most of our project awards are determined through a competitive bidding process in which price is one of the determining factors.

We compete against multiple competitors in all of the markets in which we operate, most of which are local or regional operators. Some of our competitors are larger than we are, are vertically integrated, and/or have similar or greater financial resources than we do. As a result, our competitors may be able to bid at lower prices than we can as a result of their size or vertical-integration advantages. Government funding for public infrastructure projects is limited, thus contributing to competition for the limited number of public projects available. An increase in competition may result in a decrease in new project awards to us at acceptable profit margins. In addition, in the event of a downturn, the competition for available public infrastructure projects could intensify, which could materially and adversely impact our financial condition, results of operations or liquidity.

In some instances, including in the case of many of our current R&D contracts and expected future manufacturing contracts which may be fixed unit price contracts, we may guarantee that we will complete a project by a certain date.

Any failure to meet the contractual schedule or completion requirements set forth in our contracts could subject us to responsibility for costs resulting from the delay, generally in the form of contractually agreed-upon liquidated damages (the company generally avoids entering into such contracts with these liquidated damages), liability for our customer's actual costs arising out of our delay, reduced profits or a loss on that project, damage to our reputation, and a material adverse impact to our financial position, results of operations, cash flows and liquidity.

Operating hazards inherent in our business, some of which may be outside our control, can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage.

We maintain insurance coverage in amounts and against the risks we believe are consistent with industry practice, but this insurance may be inadequate or unavailable to cover all losses or liabilities we may incur in our operations. Our insurance policies are subject to varying levels of deductibles. Losses up to our deductible amounts are accrued based upon our estimates of the ultimate liability for claims incurred and an estimate of claims incurred but not reported. However, liabilities subject to insurance are difficult to estimate due to unknown factors, including the severity of an injury, the determination of our liability in proportion to other parties, the number

of unreported incidents and the effectiveness of our safety programs. If we were to experience insurance claims or costs above our estimates, we may be required to use working capital to satisfy these claims rather than using working capital to maintain or expand our operations.

Because our current and future employees and others may be in close proximity with mechanized equipment, moving vehicles, chemical substances and dangerous manufacturing processes, our construction and maintenance sites are potentially dangerous workplaces. Therefore, safety is one of the primary focuses of our business and is critical to our reputation and performance. Many of our clients require that we meet certain safety criteria to be eligible to bid on contracts, and some of our contract fees or profits are subject to satisfying safety criteria. Unsafe work conditions also can increase employee turnover, which increases project costs and therefore our overall operating costs. If we fail to implement safety procedures or implement ineffective safety procedures, our employees could be injured, and we could be exposed to investigations and possible litigation. Our failure to maintain adequate safety standards through our safety programs could also result in reduced profitability or the loss of projects or clients, and could have a material adverse impact on our financial position, results of operations, cash flows or liquidity.

The majority of our future revenues from equipment sales are expected to be are derived from fixed unit price contracts and lump sum contracts. Fixed unit price contracts may require us to provide materials and services at a fixed unit price based on approved quantities irrespective of our actual per unit costs. Lump sum contracts require that the total amount of work be performed for a single price irrespective of our actual per unit costs. We will realize a profit on our contracts only if we accurately estimate our costs and then successfully control actual costs and avoid cost overruns, and our revenues exceed actual costs. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, then cost overruns may cause us to incur losses or cause the contract not to be as profitable as we expected. The final results under these types of contracts could negatively affect our cash flow, earnings and financial position.
The costs incurred and gross profit realized on our contracts may vary, sometimes substantially, from our original projections due to a variety of factors, including, but not limited to:

- Failure to include required materials or work in a bid, or the failure to estimate properly the quantities or costs needed to complete a lump sum contract;
- Contract or project modifications creating unanticipated costs not covered by change orders;
- Failure by our suppliers, subcontractors, designers, engineers, joint venture partners or customers to perform their obligations;
- Delays in quickly identifying and taking measures to address issues which arise during contract execution;
- Changes in availability, proximity and costs of materials, including steel, concrete, aggregates and other construction materials, as well as fuel and lubricants for our equipment;
- Claims or demands from third parties for alleged damages arising from the design, construction or use and operation of a project of which our work is part;
- Difficulties in obtaining required governmental permits or approvals;
- Availability and skill level of workers in the geographic location of a project;
- Citations issued by any governmental authority, including the Occupational Safety and Health Administration;
- Unexpected labor conditions or work stoppages;

- Changes in applicable laws and regulations;
- Fraud, theft or other improper activities by our suppliers, subcontractors, designers, engineers, joint venture partners or customers or our own personnel; and
- Mechanical problems with our machinery or equipment.

Our business is highly dependent on the amount and timing of infrastructure work funded by various governmental entities, which, in turn, depends on the overall condition of the economy, the need for new or replacement infrastructure, the priorities placed on various projects funded by governmental entities and federal, state or local government spending levels.
Spending on infrastructure could decline for numerous reasons, including decreased revenues received by state and local governments for spending on such projects, including federal funding.

Our substantial dependence on government contracts exposes us to a variety of risks that differ from those associated with private sector contracts.
In addition, the Federal Acquisition Regulation and various state statutes provide for discretionary suspension and/or debarment in certain circumstances that might call into question a contractor's willingness or ability to act responsibly, including as a result of being convicted of, or being found civilly liable for, fraud or a criminal offense in connection with obtaining, attempting to obtain or performing a public contract or subcontract. The scope and duration of any suspension or debarment may vary depending upon the facts and the statutory or regulatory grounds for debarment and could have a material adverse effect on our financial position, results of operations, cash flows and liquidity.

Our future manufacturing operations may be subject to various environmental laws and regulations relating to the management, disposal, and/or remediation of hazardous substances, climate change and the emission and discharge of pollutants into the air and water.
We could be held liable for such contamination created not only from our own activities but also from the historical activities of others on our project sites or on properties that we acquire or lease. Our operations are also subject to laws and regulations relating to workplace safety and worker health, which, among other things, regulate employee exposure to hazardous substances. Violations of such laws and regulations could subject us to substantial fines and penalties, cleanup costs, third-party property damage or personal injury claims. In addition, these laws and regulations have become, and enforcement practices and compliance standards are becoming, increasingly stringent. Moreover, we cannot predict the nature, scope or effect of legislation or regulatory requirements that could be imposed, or how existing or future laws or regulations will be administered or interpreted, with respect to products or activities to which they have not been previously applied. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could require us to make substantial expenditures for, among other things, pollution control systems and other equipment that we do not currently possess, or the acquisition or modification of permits applicable to our activities.

We may be unable to procure equipment necessary for a project, particularly in any area of high demand either due to a lack of available funding, lack of covenant capacity under our credit facilities or equipment shortages in the marketplace.
As a result, we may be forced to rent equipment on a short-term basis or to find alternative ways to perform the work without the benefit of equipment ideally suited for the job, which could increase the costs and risks of completing the project. Furthermore, we may be unable to buy or rent the specialty equipment and tooling we require due to the limited number of manufacturers and distributors in the marketplace. We may bid for work knowing that we will have to rent equipment on a short-term basis and we include our assumptions of market equipment rental rates

into our bid. If market rates for rental equipment increase between the time of bid submission and project execution, our margins for the project may be reduced. In addition, our equipment may require continuous maintenance, which we generally would expect to provide through our own repair facilities. If we are unable to continue to maintain the equipment in our fleet, we may be forced to obtain additional third-party repair services at a higher cost or be unable to bid on contracts.

Our future manufacturing operations may be subject to numerous federal, state and local environmental laws and regulations governing our operations, including the handling, transportation, remediation and disposal of non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil. We also are subject to laws and regulations that impose liability and clean-up responsibility for releases of hazardous substances into the environment.
New laws and regulations, stricter enforcement of existing laws and regulations, or the imposition of new clean-up requirements could require us to incur significant costs or could become the basis for new or increased liabilities that could harm our financial condition and results of operations. In certain instances, we have obtained indemnification or covenants from third parties (including predecessors or lessors) for some or all of such clean-up and other obligations and liabilities. However, such third-party indemnities or covenants may not cover all of our costs and such unanticipated obligations or liabilities, or future obligations and liabilities, may have a material adverse effect on our financial condition, results of operations and cash flows.

Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak.
The ongoing and evolving coronavirus (COVID-19) outbreak, designated as a pandemic by the World Health Organization on March 11, 2020, has caused substantial disruption in international and U.S. economies and markets. The outbreak has potential to have an adverse impact on the energy industry and, if repercussions of the outbreak are prolonged, could have a significant adverse impact on our business, which could be material. The Company's management cannot at this point estimate the impact of the outbreak on its business and no provision for this outbreak is reflected in the accompanying financial statements.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act of 1933, as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the

Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Oscilla Power is a commercial-scale ocean wave energy device developer. The Company's mission is focused on developing a low cost wave energy converter to unlock the renewable energy potential of the world's oceans. The Company is currently completing product development activities for two commercial ocean wave energy devices, the utility-scale 1MW rated Triton system, and a community-scale 100kW rated Triton-C system. After product development is completed and these systems are demonstrated in ocean testing, Oscilla Power aims to transition into an equipment manufacturer to supply wave energy converters to energy project developers, utilities or independent power projects.

Business Plan

We aim to ultimately bring our commercial-scale ocean wave energy device to market by utilizing an existing supplier of utility-scale power generation equipment such as General Electric Company, Siemens AG, or one of their competitors. As is currently done for utility-scale wind and solar projects, we believe that our systems will be sold to project developers, independent power producers (IPP), and electric utilities. Projects ultimately involving equipment sale to an IPP or utility will often involve the early establishment of rights and obligations between the wave energy converter supplier and a project developer.

Our ultimate target customer is the electric utility. Given the high cost of electric transmission, we are particularly focused on coastal utilities. Key coastal utilities in California, Oregon, Washington and Hawaii are our target early-adopters. We believe these areas represent a promising combination of wave energy density and gross demand for electricity in the United States. Electric utilities on the east coast, near the Gulf of Mexico, and in Alaska are also potential customers for the Triton WEC.

Outside the U.S., key target geographies for Triton's commercialization include India, the U.K., Portugal, Canada, Japan, South Africa, Australia and New Zealand. The U.K. is generally seen as a world leader when it comes to wave energy; the UK Government's Marine Energy Programme has established a set of policies across government agencies to try and enable industry to move to

commercial deployment within five years. Key U.K. utilities such as Scottish Power, the Irish Electricity Services Board, EON, and Scottish & Southern Energy, as well as non-regulated clean energy providers such as Ecotricity, have been very active in the wave energy industry, investing in and setting up test beds for wave energy technology developers.

History of the Business

The Company's Products and/or Services

We are in advanced product development for two products: our Triton utility-scale 1MW rated wave energy converter and the 100kW rated Triton-C. Both products focus on harnessing the power from ocean waves into useable energy for consumers and communities.

Competition

The Company's primary competitors are Carnegie Clean Energy, Wello, CorPower Ocean, OceanEnergy, and Calwave. While ocean wave energy is a nascent market, Oscilla Power is among a handful of leading developers whose products can potentially deliver electric power at prices competitive with other renewable sources, especially when coupled with energy storage, and make inroads into the high potential ocean wave energy market. The competitive landscape is rapidly evolving.

Customer Base

We are currently in a product development phase and receive funding from the U.S. Department of Energy and the State of Washington, based on a competitive grants process. Our eventual target customers after we transition to become an energy equipment supplier will be project developers, electric utilities, and independent power providers.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
U.S. Department of Energy	R&D/Product Development	88.0%
State of Washington Dept of Commerce	R&D/Product Development	12.0%

Intellectual Property

Patents

A list of Oscilla Power's patents are provided below. Note that design evolution over time has led to some of the earlier patents, specifically related to magnetostriction, no longer being used in the current designs of the Triton systems.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 2019/0331085 Al	Survivability of Wave Energy Convertors	A wave energy conversion (WEC) system includes a float body, a heave plate, a tether, and a controller. The tether couples the heave plate to the float body. The controller controls the tether between survivability modes. Each sur-vivability mode adjusts a tension and/or length of the tether.	10/31/2019	N/A	U.S.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 10,393,089 B2	Wave Energy Convertor	A wave energy converter includes a surface float including a non-axisymmetric profile, a reaction plate configured to be submerged below a water surface, and more than one flexible tether, each mechanically coupled to both the sur-face float and the reaction plate, the reaction plate having a moment of inertia in pitch and roll greater than a moment of inertia in pitch and roll of the surface float.	7/22/2016	8/27/2019	U.S.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 10,393,089 B2	Wave Energy Convertor	A wave energy converter includes a surface float including a non-axisymmetric profile, a reaction plate configured to be submerged	7/22/2016	8/27/2019	U.S.

		below a water surface, and more than one flexible tether, each mechanically coupled to both the sur-face float and the reaction plate, the reaction plate having a moment of inertia in pitch and roll greater than a moment of inertia in pitch and roll of the surface float.			

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 10,352,291 B2	Power Take Off System for Wave Energy Convertor	A device for generating electrical energy from mechanical motion includes a surface float and at least one force modifier disposed at least partially within the interior of the surface float, the force modifier to receive an input force at a pumping cylinder and apply a modified force to a generator through a driving cylinder. The pumping cylinder or the driving cylinder is a tandem cylinder.	9/16/2016	7/16/2019	U.S.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,941,820 B2	Fluid Power Gearbox and Drivetrain For a Wave Energy Converter	An apparatus, system, and method are disclosed for power transfer system for a wave energy converter. The system includes a plurality of hydraulic cylinders including a first cluster of input cylinders and a second cluster of output cylinders. The input	8/11/2017	12/4/2018	U.S.

cylinders are coupled to an underwater structure and are configured to receive an input force from a relative motion between a buoy housing and the under-water structure. The output cylinders are configured to transfer an output force to an electric generator. The power transfer system further includes a hydraulic connection between the input cylinders and the output cylinders. The hydraulic connection is configurable to switch a portion of the hydraulic cylinders into and out of the hydraulic con-nection between the input cylinders and the output cylinders.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,941,820 B2	Force Modification System For Wave Energy Convertors	A device for generating electrical energy from mechanical motion includes a buoy housing and at least one force modifier disposed at least partially within the interior of the buoy housing. The force modifier receives an input force and applies a modified force to another component. The force modifier includes a hydraulic system and the hydraulic system includes a first hydraulic piston having a first area and a second hydraulic piston having a second area,	8/5/2016	4/10/2018	U.S.

		where the first area and the second area are not equal.			

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,656,728 B2	Method For Developing and Recovering a Wave Energy Converter	A system for transporting a buoy and a heave plate. The system includes a buoy and a heave plate. An outer surface of the buoy has a first geometrical shape. A surface of the heave plate has a geometrical shape complementary to the first geometrical shape of the buoy. The complementary shapes of the buoy and the heave plate facilitate coupling of the heave plate to the outer surface of the buoy in a transport mode.	7/24/2015	5/23/2017	U.S.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,634,234 B2	Downhole Energy Harvesting Method and Device	A device generates electrical energy from mechanical motion in a downhole environment. The device includes a magnetostrictive element and an electrically conductive coil. The magnetostrictive element has a first end and a second end. The first and second ends are coupled between a rotor and a bearing. The magnetostrictive element is configured to experience	12/18/2013	4/25/2017	U.S.

		axial strain in response to radial movement of at least one of the rotor or the bearing with reference to the other. The electrically conductive coil is disposed in prox-imity to the magnetostrictive element. The coil is configured to generate an electrical current in response to a change in flux density of the magnetostrictive element.			

Application or Registration #	**Title**	**Description**	**File Date**	**Grant Date**	**Country**
US 9,634,233 B2	Axial Loading For Magnetostrictive Power Generation	A device generates electrical energy from mechanical motion in a downhole environment. The device includes a magnetostrictive element and an electrically conductive coil. The magnetostrictive element has a first end and a second end. The first and second ends are coupled between two connectors. The magnetostrictive element is configured to experience axial strain in response to radial movement of at least one of the connectors relative to the other connector. The electrically conductive coil is disposed in proximity to the magnetostrictive element. The coil is	7/5/2013	4/25/2017	U.S.

		configured to generate an electrical current in response to a change in flux density of the magnetostrictive element.			

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,438,138 B2	Magnetostrictive Devices and Systems	The device generates electrical energy from mechanical motion. The device includes at least one magnetostrictive element and at least one force modifier. The force modifier is coupled to the magnetostrictive element. The force modi-fier receives an input force and applies a modified force to the magnetostrictive element.	2/14/2014	9/6/2016	U.S.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,431,928 B2	Power Production In A Completed Well using Magnetostrictive Materials	A device for generating electrical energy from mechanical motion includes a magnetostrictive generator configured to be mechanically coupled to a power conveyance path in a well bore. The power conveyance path is configured to experience an axial force change, and the magnetostrictive	11/6/2014	8/30/2016	U.S.

		generator includes at least one magnetostrictive element that experiences a corresponding force change that results in a change in magnetic permeability in the at least one magnetostrictive element resulting, and is configured to experience a change in magnetic flux in a least one component that is electromagnetically coupled to at least one conductive coil, and the conductive coil is configured to generate electricity due to these magnetic flux changes.			

Application or Registration #	Title	Description	File Date	Grant Date	Country
WO 2016/014947 A2	Method For Deploying and Recovering a Wave Energy Converter	A system for transporting a buoy and a heave plate. The system includes a buoy and a heave plate. An outer surface of the buoy has a first geometrical shape. A surface of the heave plate has a geometrical shape complementary to the first geometrical shape of the buoy. The complementary shapes of the buoy and the heave plate fa-cilitate coupling of the heave plate to the outer surface	7/24/2015	1/28/2016	International

		of the buoy in a transport mode.			

Application or Registration #	Title	Description	File Date	Grant Date	Country
WO 2016/014947 A2	Method For Deploying and Recovering a Wave Energy Converter	A system for transporting a buoy and a heave plate. The system includes a buoy and a heave plate. An outer surface of the buoy has a first geometrical shape. A surface of the heave plate has a geometrical shape complementary to the first geometrical shape of the buoy. The complementary shapes of the buoy and the heave plate fa-cilitate coupling of the heave plate to the outer surface of the buoy in a transport mode.	7/24/2015	1/28/2016	International

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 9,130,161 B2	Vibration Energy Harvesting Apparatus	An apparatus for harvesting energy is described. The appara-tus includes a vibration component and a moving mass. The vibration component has a first and second end and further includes a magnetostrictive material. The vibration compo-nent further includes a conduction coil wrapped around the magnetostrictive material. The moving mass is coupled to the second end	12/21/2011	9/8/2015	U.S.

		of the vibration assembly. The mass is configured to move in an oscillating path in response to forces acting on the vibration energy harvesting apparatus, inducing strain on the magnetostrictive material. The strain on the magnetostric-tive material changes a magnetic property of the magneto-strictive material, inducing electrical energy in the conduc-tion coil wrapped around the magnetostrictive material. Other embodiments of the apparatus are also described.			

Application or Registration #	**Title**	**Description**	**File Date**	**Grant Date**	**Country**
US 9,065,045 B2	Apparatus For Harvesting Electrical Power From Mechanical Energy	An apparatus for harvesting electrical power from mechani-cal energy is described. The apparatus includes: a flux path. The flux path includes: a magnetic material having a magnetic property that is a function of stress on the magnetic material; a first magnetically conductive material proximate the mag-netic material; a magnet in the flux path, wherein a magneto-motive force of the magnet causes magnetic flux; and a com-ponent configured to transfer changes in load caused by an external source to the magnetic material.	7/3/2012	6/23/2015	U.S.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 8,890,376 B2	Energy Harvesting Methods and Devices, And Applications Thereof	An apparatus harvests electrical power from mechanical energy. The apparatus includes first and second load-bearing structures, a plurality of magnetostrictive elements, and an electrical circuit or coil. The load-bearing structures experi-ence a force from an external source. The magnetostrictive elements are arranged between the load-bearing structures. The load-bearing structures transfer at least a portion of the force to at least one of the magnetostrictive elements. In this way, at least one of the magnetostrictive elements experiences the force transferred from the load-bearing structures. The force on the magnetostrictive element causes a change in magnetic flux of the magnetostrictive element. The electrical circuit or coil is disposed within a vicinity of the magneto-strictive element which experiences the force. The electrical circuit or coil generates electric power in response to the change in the magnetic flux of the magnetostrictive element.	1/30/2012	11/18/2014	U.S.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 8,378,513 B2	Method and Device For Harvesting Energy From Ocean Waves	A method and device for generating electric power from ocean waves is described. The device includes at least one magnetostrictive element and at least one buoy. When the buoy is deployed in a body of liquid subject to wave motion, the buoy remains partially submerged during normal wave motion. The buoy is coupled to the magnetostrictive element to continuously exert a varying force on the magnetostrictive element during the normal wave motion.	5/11/2011	2/19/2013	U.S.

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 8,378,512 B2	Wave Energy Harvester With Improved Performance	An apparatus for harvesting electrical power from hydrody-namic energy, the apparatus including a buoy or other water flotation device connected to an anchor by a tether and a magnetostrictive component having an internal pre-stressed magnetostrictive core that experiences at least a part of load changes experienced by the tether. The magnetic property of the magnetostrictive core is configured to change	1/28/2011	2/19/2013	U.S.

		with changes in stress within the magnetostrictive core along at least one direction within the magnetostrictive component. The hydrodynamic energy acting on the buoy or other water flotation device results in changes in force within the tether, which in turn changes the stress within the magnetostrictive core and consequently changes a magnetic property. The magnetostrictive component is also configured such that the change in the magnetic property will result in a change in magnetic flux, which change can be used to generate electri-cal power.			

Application or Registration #	Title	Description	File Date	Grant Date	Country
US 8,212,436 B2	Apparatus for Harvesting Electrical Power From Mechanical Energy	An apparatus for harvesting electrical power from mechani-cal energy is described. The apparatus includes: a flux path. The flux path includes: a magnetic material having a magnetic property that is a function of stress on the magnetic material; a first magnetically conductive material proximate the mag-netic material; a magnet in the flux path, wherein a magneto-motive force of the magnet causes magnetic flux; and a	1/28/2011	7/3/2012	U.S.

		com-ponent configured to transfer changes in load caused by an external source to the magnetic material.			

Governmental/Regulatory Approval and Compliance

In our current stage, we are not subject to any specific regulations beyond the broader laws and regulations affecting any Delaware-based business or any small business with operations in the State of Washington. In the performance of particular grants and contracts, we are subject to the terms of the specific contracts that we have put in place with the US Department of Energy (DOE) or the State of Washington Department of Commerce, including the Federal Acquisition Regulations (FARs) that are provided as attachments to the DOE contracts.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 4240 Gilman Place West, Unit C, Seattle, Washington 98199.

The Company conducts business in Washington, Utah, Scotland, and India.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Campaign Marketing and Advertising Expenses	0.00%	$0	10.88%	$116,500
Product Development and Research and Development	95.00%	$47,500	84.11%	$900,000
Intermediary Fees	5.00%	$2,500	5.00%	$53,500
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Oscilla Power Positions & Offices	Employment Responsibilities	Education & Qualifications
Rahul Shendure	Jan 2018 - Present Chairman of the Board Aug 2009 - June 2020 Treasurer & Secretary Aug 2009 - Dec 2017 CEO	Oscilla Power, Inc. Oversee company strategy Jan 2018 - Present Chairman of the Board Aug 2009 - May 2020 Treasurer & Secretary Aug 2009 - Dec 2017 CEO Bellwether Bio, Inc. Oversee company strategy Dec 2015 - Present President & CEO	MBA - Harvard Business School BS, Chemical Engineering - Massachusetts Institute of Technology (MIT)

Balakrishnan Nair	June 2020 - Present Treasurer & Secretary Aug 2009 - Present President & CTO	Oscilla Power, Inc. Oversee business strategy, general management of the company's operations. May 2020 - Present President & CTO Aug 2009 - Present Treasurer & Secretary	MBA - University of Utah Ph.D. in Materials Science - the University of Wisconsin, Madison Bachelor of Technology, Metallurgical Engineering - Indian Institute of Technology
Rick Luebbe	Feb 2015 - Present Director	Oscilla Power, Inc. Oversee company strategy Feb 2015 - Present Director Group14 Technologies Oversee strategic and operation vision for company Dec 2015 - Present CEO & Founder	MBA - Stanford University BA, Biology - Cornell University
Kristin Martinez	Jan 2012 - Present Director	Oscilla Power, Inc. Oversee company strategy Jan 2012 - Present Director OneEnergy Renewables Oversees financial operations at the solar energy development company Oct 2013 - Present CFO	MBA - George Washington University BS, Financial Analysis - Boston University

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 8 employees in Washington and Utah.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	15,000,000
Amount outstanding	2,315,155
Voting Rights	The majority holders of Common Stock have a right to elect three (3) Common Directors. Common Stockholders have additional rights to elect a director with the Preferred Stockholders if there are less than the required outstanding amounts of Preferred Stock per Article IV Section 5 of the Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Other than what is listed above, there is no special power to limit, dilute, or qualify the Crowd Note.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	27.84%

Type of security	Options _(authorized common stock reserved as part of incentive plan)_
Amount authorized	575,000
Amount outstanding	348,860
Voting Rights	Options are for common stock. Same voting rights, anti-dilution rights, and effect on Crowd Note as common stock, assuming such Options are exercised and converted into common stock.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	6.91%

Type of security	Warrants
Amount authorized	477,647
Amount outstanding	431,301
Voting Rights	Warrants are for common stock. Same voting rights, anti-dilution rights, and effect on Crowd Note as common stock, assuming such Warrants are exercised and converted into common stock.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	5.19%

Type of security	Series 1 Preferred Stock
Amount authorized	1,424,118
Amount outstanding	1,424,118
Voting Rights	The majority holders of Series 1 Preferred and Series 2 Preferred Stock have a right to elect a Preferred Director. Preferred Stockholders have additional rights to elect a director with the Common Stockholders if there are less than the required outstanding amounts of Preferred Stock per Article IV Section 5 of the Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	The applicable Conversion Price will be adjusted if the Corporation issues Additional Stock at a per share price less than the Conversion Price for this Series. Investors can convert their shares at the price per share issued in such a round by dividing their investment amount by $1.47
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The approval of a majority of the outstanding shares of Preferred Stock is required for the company to issue, or obligate itself to issue, any security including any other security convertible into or exercisable for any other equity security, having a preference over, or being on a parity with any series of Preferred Stock, such as the Crowd Note being offered.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	19.60%

Type of security	Series 2 Preferred Stock
Amount authorized	880,687
Amount outstanding	880,687
Voting Rights	The majority holders of Series 1 Preferred and Series 2 Preferred stock have a right to elect a Preferred Director. Preferred Stockholders have additional rights to elect a director with the Common Stockholders if there are less than the required outstanding amounts of Preferred Stock per Article IV Section 5 of the Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	The applicable Conversion Price will be adjusted if the Corporation issues Additional Stock at a per share price less than the Conversion Price for this Series. Investors can convert their shares at the price per share issued in such a round by dividing their investment amount by $0.86
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The approval of a majority of the outstanding shares of Preferred Stock is required for the company to issue, or obligate itself to issue, any security including any other security convertible into or exercisable for any other equity security, having a preference over, or being on a parity with any series of Preferred Stock, such as the Crowd Note being offered.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	10.59%

Type of security	Series 3 Preferred Stock
Amount authorized	3,600,000
Amount outstanding	2,183,440
Voting Rights	The majority holders of Series 3 Preferred stock have a right to elect a Series 3 Preferred Director. Preferred Stockholders have additional rights to elect a director with the Common Stockholders if there are less than the required outstanding amounts of Preferred Stock per Article IV Section 5 of the Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	The applicable Conversion Price will be adjusted if the Corporation issues Additional Stock at a per share price less than the Conversion Price for this Series. Investors can convert their shares at the price per share issued in such a round by dividing their investment amount by $1.01
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The approval of a majority of the outstanding shares of Preferred Stock is required for the company to issue, or obligate itself to issue, any security including any other security convertible into or exercisable for any other equity security, having a preference over, or being on a parity with any series of Preferred Stock, such as the Crowd Note being offered.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	26.25%

Type of security	Series 3-B Preferred Stock
Amount authorized	1,000,000
Amount outstanding	397,835
Voting Rights	Preferred Stockholders have additional rights to elect a director with the Common Stockholders if there are less than the required outstanding amounts of Preferred Stock per Article IV Section 5 of the Amended and Restated Certificate of Incorporation.
Anti-Dilution Rights	The applicable Conversion Price will be adjusted if the Corporation issues Additional Stock at a per share price less than the Conversion Price for this Series. Investors can convert their shares at the price per share issued in such a round by dividing their investment amount by $1.01
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The approval of a majority of the outstanding shares of Preferred Stock is required for the company to issue, or obligate itself to issue, any security including any other security convertible into or exercisable for any other equity security, having a preference over, or being on a parity with any series of Preferred Stock, such as the Crowd Note being offered.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	4.78%

Type of security	Convertible Notes 75% Discount Factor $12,500,000 Valuation Cap
Amount authorized	$2,000,000 principal amount
Amount outstanding	$540,000 in principal plus accrued interest
Voting Rights	N/A
Anti-Dilution Rights	N/A
Interest rate and payment schedule	8% due upon maturity or conversion of note
Describe any collateral or security	None
Maturity date	The second anniversary of the closing of the Crowd Note Offering
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	See below.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	Upon the closing of an equity financing in the amount of <u>at least $1 million</u>, the Notes' principal balance and interest due <u>will convert</u> into the equity securities sold in such equity financing at a price per share equal to the lesser of 75% of the equity financing price per share or $12.5 million divided by the number of fully diluted outstanding shares of the Company's common stock immediately prior to the equity financing. Upon the closing of an equity financing of less than $1 million, the Notes' balance and interest may convert, at the option of the majority holders, into the equity securities issued in such equity financing at a price per share equal to the lesser of 75% of the equity financing price per share or $12.5 million divided by the number of fully diluted outstanding shares of the Company's common stock immediately prior to the equity financing.
Other material terms	The above stated maturity date and material terms are effective upon the closing of the initial U.S. Fifty Thousand Dollars ($50,000) of the Crowd Note being offered. Majority holders are the holders of fifty percent (50%) of the Convertible Notes issued as part of the series of similar notes.

In addition to the Convertible Notes, the Company has the following debt outstanding:

Type of debt	Line of Credit
Name of creditor	Chase Business Card
Amount outstanding	$59,739.23
Interest rate and payment schedule	13.24% APR, 2% of Balance Monthly
Payment schedule	Payment is made monthly.
Other material terms	None

Type of debt	Deferred Officer Salary
Name of creditor	Oscilla Power Inc.
Amount outstanding	$308,906.85
Interest rate and payment schedule	0% Payment is made when possible
Payment status	Not due until funds are available
Other material terms	The Company will not use funds from this crowdfunding offering to pay this debt.

Type of debt	Payroll Liabilities
Name of creditor	U.S. Treasury
Amount outstanding	$7,417.00
Interest rate and payment schedule	0% Payment is due when deferred salary is paid
Payment status	Will pay when due

Type of debt	Accounts Payable
Name of creditor	Patent Legal Fees and Consulting Services
Amount outstanding	$370,583
Interest rate and payment schedule	0%
Payment schedule	Payment is made when possible.
Other material terms	None

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	17	$540,000.00	General working capital, R&D, execution of company milestones	May 2016 – June 2017	Section 4(a)(2)

Ownership

A majority of the Company is owned by a few people/entities. Those are HiFunda LLC, Rahul Shendure, Paul Maskishian, Black Tip Investments, and Astrazone Ltd.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Paul Mashikian	27.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our most recent financing was conducted in May through June 2017. We are currently focusing on R&D/product development rather than generating revenue/profits. While we are not certain when or if we will generate profits in the future, and intend to devote our resources to completing the construction of and deploying our community scale and utility scale products in Hawaii and India respectively in 2020-2022, and anticipate starting to generate revenues from project developers after that.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: (i) Complete the construction of our first commercial (community-scale) prototype to be deployed in Hawaii; (ii) Obtain the necessary permits for deployment of our system in Hawaii; (iii) Continue the business development activities needed to secure local support and partial financing for deployment of our first utility-scale system in India; and (iv) Continue to maintain existing patents, prosecute pending patents, and file new patents.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $395,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company has the following sources of capital in addition to the proceeds from the Offering: Grants from US DOE and State of Washington Dept of Commerce.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:

We are constructing our community scale system, and as described in the use of funds, if the maximum amount is raised, we intend to allocate about $900,000 to the construction and deployment of this system. Most of the funding for this activity is from the US DOE and State of Washington grants.

We have informal arrangements with two of our vendors (one business consultant and one patent law firm) that they will zero out our prior balances if we continue to provide new business to them and are current in our payments for these new commitments.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Company is offering up to $1,070,000 in principal amount of Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by November 16, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The intermediary will receive a fee consisting of five percent (5%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow after the conclusion of the Offering.

Shares, Warrants and Other Compensation

The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
$13,000,000 ($13 million)

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Shares following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Shares in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the shares sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes, the shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean a series of the Company's Preferred Stock that is identical in all respects to the Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection for the Shadow Series shall be tied to the Conversion Price and the per share dividend of the Shadow Series shall be tied to the Conversion Price, and the following additional differences:

i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;
ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient

resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"Irrevocable Proxy" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"Major Investor" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"Outstanding Principal" shall mean the total of the Purchase Price.

Corporate Transaction

In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

   i. Quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

   ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"Corporate Transaction" shall mean:

a. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

b. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the shareholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity),

c. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting shares of the Company (or the surviving or acquiring entity); provided, however, that a bona fide equity financing shall not be a "Corporate Transaction", or

d. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights at present and, except with respect to a Major Investor, may not have voting rights converted.

The Company has a right of first refusal and co-sale agreement and a voting agreement in place which include customary transfer restrictions such as repurchase rights, tag-along, drag-along, and put rights. The shareholders also grant an irrevocable proxy to the Company's Secretary and Chief Executive Officer.

The Company has an investor rights agreement with its Series 3-B Preferred Stockholders, which includes registration rights, and rights of first offer with respect to future sale of any class of capital stock of the Company.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember

that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's management to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Related Person/Entity	HiFunda LLC
Relationship to the Company	Company solely controlled by President, Balakrishnan Nair
Total amount of money involved	$52,746
Benefits or compensation received by related person	1,068,192 shares of Common Stock 21,332 shares of Series 1 Preferred Stock
Benefits or compensation received by Company	Cash and assignment of Intellectual Property pursuant to the Intellectual Property Assignment Agreement dated as of December 15, 2009.
Description of the transaction	HiFunda LLC owns shares of Common Stock and Series 1 Preferred Stock of the Company, and holds a convertible note

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Balakrishnan Nair
(Signature)

Balakrishnan Nair
(Name)

President and CTO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Balakrishnan Nair
(Signature)

Balakrishnan Nair
(Name)

President and CTO
(Title)

08/10/2020
(Date)

I, Balakrishnan Nair, being the founder of Oscilla Power Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Balakrishnan Nair
(Signature)

Balakrishnan Nair
(Name)

President and CTO
(Title)

08/10/2020
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A

Financial Statements

OSCILLA POWER, INC.

Reviewed Financial Statements For The Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Oscilla Power, Inc
Seattle, WA

We have reviewed the accompanying financial statements of Oscilla Power, Inc. (a corporation), which comprise of the balance sheets as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 5, 2020

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

OSCILLA POWER, INC
BALANCE SHEET
DECEMBER 31, 2019 AND 2018

_____

	2019	**2018**
ASSETS		
CURRENT ASSETS		
Cash	$ 145,279	$ 290
Accounts Receivable	85,167	229,194
Related Party Accounts Receivable	-	199,647
TOTAL CURRENT ASSETS	230,445	429,131
NON-CURRENT ASSETS		
Fixed Assets	76,934	75,018
Accumulated Depreciation	(70,557)	(70,640)
Intangible Assets	194,144	54,303
Amortization	(37,239)	(21,888)
Security Deposits	-	21,077
Investment in Subsidiaries	2,921	1,401
TOTAL NON-CURRENT ASSETS	166,203	59,271
TOTAL ASSETS	396,648	488,402

OSCILLA POWER, INC
BALANCE SHEET
DECEMBER 31, 2019 AND 2018
_____

	2019	**2018**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	514,106	439,048
Accrued Salary Payable	316,323	360,323
Line of Credit	-	32,100
Accrued Tax Payable	758	-
TOTAL CURRENT LIABILITIES	831,186	831,472
NON-CURRENT LIABILITIES		
Convertible Loans	539,980	539,980
Accrued Interest	131,914	87,648
TOTAL LIABILITIES	1,503,080	1,459,100
SHAREHOLDERS' EQUITY		
Common Stock (15,000,000 shares authorized;	232	232
2,315,155 issued; $0.0001 par value)		
Preferred Stock (6,904,805 shares authorized;	489	489
4,886,080 issued; $0.0001 par value)		
Dividends Paid	(235,550)	(235,550)
Additional Paid in Capital	4,944,849	4,994,100
Retained Earnings (Deficit)	(5,816,861)	(5,730,376)
TOTAL SHAREHOLDERS' EQUITY	(1,106,841)	(971,106)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 396,240	$ 487,993

OSCILLA POWER, INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
_____

	2019	2018
Operating Income		
Sales	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expense		
Contractor Services	1,156,097	758,265
Salary & Benefits	606,930	569,700
Research & Development	447,020	129,512
General & Administrative	125,362	138,528
Legal & Professional	100,514	68,465
Rent	58,589	59,588
Amortization	12,645	2,659
Depreciation	3,045	3,855
Advertisement	2,203	-
	2,512,405	1,730,572
Net Loss from Operations	(2,512,405)	(1,730,572)
Other Income (Expense)		
Other Income	1,754,960	1,168,708
Vendor Cost Share	769,498	178,590
Interest Income	480	-
Interest Expense	(51,388)	(40,009)
Payroll Taxes Payable	(47,631)	(21,352)
Net Loss	$ (86,485)	$ (444,635)

OSCILLA POWER, INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

_____

Cash Flows From Operating Activities			
Net Income (Loss) For The Period	$	(86,485)	$ (444,635)
Change in Accounts Payable		75,057	221,531
Change in Accounts Receivable		144,318	(87,985)
Change in Employee Receivable		-	(9)
Change in Accrued Salaries Payable		(44,000)	264,758
Change in Security Deposits		21,077	(6,696)
Change in Related Party Accounts Receivable		199,357	-
Change in Accrued Tax Payable		758	-
Depreciation		3,045	3,855
Amortization		12,645	2,659
Net Cash Flows From Operating Activities		325,772	(46,522)
Cash Flows From Investing Activities			
Purchase of Fixed Assets		(1,916)	-
Purchase of Intellectual Property		(139,841)	(40,455)
Investment in Subsidiary		(1,520)	(1,401)
Net Cash Flows From Investing Activities		(143,277)	(41,856)
Cash Flows From Financing Activities			
Payment toward Related Party Loan		-	(5,420)
Draw on Line of Credit		(32,100)	32,100
Accrued Interest Convertible Notes		44,265	37,335
Non-Cash Prior Period Adjustment		(49,671)	-
Net Cash Flows From Financing Activities		(37,506)	64,015
Cash at Beginning of Period		290	24,653
Net Increase (Decrease) In Cash		144,989	(24,363)
Cash at End of Period	$	145,279	$ 290

OSCILLA POWER, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

| | Common Stock | | Preferred Stock | | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	Number	Amount	in Capital	Net of Dividend	Equity
Balance at December 31, 2017	2,315,155	$ 232	4,886,080	$ 489	$ 4,994,100	$ (5,521,291)	$ (526,471)
Net Income						(444,635)	(444,635)
Issuance of Stock				-	-		-
Balance at December 31, 2018	2,315,155	$ 232	4,886,080	$ 489	$ 4,994,100	$ (5,965,926)	$ (971,106)
Net Income						(86,485)	(86,485)
Adjustment to Additional Paid in Capital					(49,251)		(49,251)
Issuance of Stock							-
Balance at December 31, 2019	2,315,155	$ 232	4,886,080	$ 489	$ 4,944,849	$ (6,052,412)	$ (1,106,841)

Reviewed- See accompanying notes.

5

OSCILLA POWER, INC.
NOTES TO FINANCIAL STATEMENTS (REVIEWED)
DECEMBER 31, 2019 AND 2018

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Oscilla Power, Inc. ("the Company") is a corporation organized under the laws of Washington. The Company operates as the leading researcher in the development of ocean wave technology. Upon successful of completion of current research and development, the Company wishes to operate as a manufacturer in this energy market.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company is currently operating under and research and development phase and has sustained a net operating losses of $86,485 and $444,635 in 2019 and 2018 respectively.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds to continue operations through a Reg CF raise. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through June 5, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Other Income

This income is comprised of grants the company has with the state of Washington. The income the company earns from the agreements it has in place are dependent on certain performance expectations. When these expectations, as outlined in the agreements, are met the client then recognizes the revenue.

Vendor Cost Share

In 2019 & 2018, the company received $769,498 and $178,590 respectively in contributions towards their cost sharing obligations for ongoing United States Department of Energy (US DOE) contracts from various vendors and the State of Washington. The company has three agreements currently in place with US DOE, the latest of which will expire in May 2022. These agreements are stage-gated and the company will have to meet various technical milestones and fund-raising milestones to meet cost sharing obligations in order to continue to receive funding. Per these agreements, eighty cents on every dollar the company spends on approved contracts, per the agreements, are reimbursed and recognized by US DOE.

Interest Income

The company earns interest income from cash amounts that are held in its bank account. $480 was earned in 2019.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of patents the company holds.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in November 2020 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2020- $3,854

Advertising

The Company records advertising expenses in the year incurred.

Line of Credit

The company has a revolving line of credit with a financial institution where they can borrow up to $33,000 at the current interest rate determined by the institution.

Related Party Accounts Receivable

In previous years, the company had an account receivable between a subsidiary entity. No interest accrued on the balance and the account was later closed when the entity was dissolved by the parent Oscilla Power, Inc ("the Company").

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Washington.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2019 and in previous years, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Convertible Notes"). The notes accrue interest at the rate of 7% per annum. In 2020 management amended the maturity date of convertible notes occur on the second anniversary date of successful qualifying equity raise as outlined in the agreement. During 2019 and 2018, the Company capitalized approximately $131,914 and $87,648 in interest related to the Notes respectively. These Notes convert at a ratio of 1:1 common stock and carry a discount factor of 75%. The notes and all accrued unpaid interest will automatically convert upon a qualified equity raise equaling $1,000,000 in proceeds. All holders have the option to convert the principal amount in addition to any unpaid accrued according to the convertible note agreements.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- EQUITY

Under the Company's original articles of incorporation in effect through September of 2018, the Company authorized 10,000,000 shares of $0.0001 par value Common Stock and 5,000,000 shares of $0.001 par value Preferred Stock. In December of 2013, the Company amended and restated its articles of incorporation to authorize 15,000,000 shares of $0.001 par value common stock and 6,904,805 shares of preferred stock.

The Company currently has two classes of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of preferred stock in liquidation preference.

Preferred Stock: All classes of Preferred Stock are convertible into Common Stock at the holder's election at a dilution protected 1:1 rate.

As of December 31, 2019, the number of shares issued and outstanding by class was as follows:

Preferred Stock	4,886,080
Common Stock	2,315,155

Dividends were paid in connection with a wholly owned entity of the Company that was dissolved in 2017.

Prior Period Adjustment to Additional Paid in Capital

A correcting entry was made to record expenses that were an unaccounted for in a prior period.

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 5, 2020, the date that the financial statements were available to be issued.

EXHIBIT B

Company Summary



MicroVentures



Company: Oscilla Power

Market: Renewable energy

Product: The Triton, a wave energy converter

Company Highlights

- Earned commitments for more than $15 million in grant funding for its novel wave energy conversion technology, with funding allocated based on matching private funding and product milestones
- 16 granted patents related to its technology and product design
- Designing a community-scale Triton-C system for deployment in Q1 2021 at the Kaneohe Marine Corps base in Hawaii
- Earned grant funding from the National Science Foundation, the National Oceanic and Atmospheric Administration, the Washington State Department of Commerce, and the U.S. Department of Energy

EXECUTIVE SNAPSHOT

Seattle-based Oscilla Power is developing energy conversion equipment to harness the power of ocean waves. The Triton, the company's flagship wave energy converter, has undergone years of concept development, product validation, laboratory, and small-scale ocean trials to test its viability. Since inception in 2009, Oscilla Power has earned many notable highlights, including:

- Earned commitments for more than $15 million in grant funding for its novel wave energy conversion technology, with funding allocated based on matching private funding and product milestones
- 16 granted patents related to its technology and product design
- Designing the community-scale Triton-C deployment at the Kaneohe Marine Corps base in Hawaii, with an expected launch in Q1 2021
- Earned grant funding from the U.S. Department of Energy, the Washington State Department of Commerce, National Science Foundation, and the National Oceanic and Atmospheric Administration

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are inclusive of lower dollar amount perks, except where otherwise noted.

$250+   "I Invested in Wave Energy Technology" T-shirt with Oscilla Power Logo and Triton Device images printed on it.

$500+   Oscilla Power thermal mug with design created by local artist.



$2,000+   Virtual meeting with Oscilla Power management team.

$10,000+   Name of the investor, or other individual or company of investor's choice, recognized on a plaque that will be installed on the Triton C prototype. This would be displayed in a prominent location on the exterior of the wave energy device.

$25,000+   Private tour of the Oscilla Power's Triton-C once construction is complete. This would include a tour of the Oscilla Power facility in Seattle and a meet and greet with the team, followed by dinner at a local restaurant with the management team. Airfare (domestic economy) and two nights hotel included.

COMPANY SUMMARY

Opportunity

Renewable energy is projected to be the fastest growing source of electricity generation, both in the U.S. and globally.[i] In addition to regulatory tailwinds, renewables are gaining support from consumers, who are becoming increasingly aware of the environmental effects of their personal energy use and are seeking out ways to combat their carbon footprint.[ii] In fact, in a November 2019 Pew Research survey, 77% of Americans agreed that developing alternative energy sources should be a priority over increasing U.S. production of fossil fuels.[iii]

One such renewable energy source is ocean wave energy. Within the past decade, the cumulative energy produced from wave and tidal stream energy alone has increased from less than five Gigawatt hours ("GWh") in 2009 to approximately 45 GWh in 2019.[iv] For reference, one gigawatt of power is equal to over three million photovoltaic panels.[v] On top of that, the U.S. Energy Information Administration estimates that the theoretical annual energy potential of waves off the coasts of the U.S. is equal to nearly two-thirds of the electricity generated in the U.S. in 2018.[vi] Further, ocean wave energy is better matched with demand geographically, seasonally and daily in many parts of the world. For example, in the United States, coastal counties of the U.S. are home to over 127 million people, or almost 40 percent of the nation's total population, even though they cover only 10% of the nation's land area.[vii] While solar energy is not available after sunset, ocean wave energy is available 24 hours a day. Despite the vast potential of ocean wave energy, it has largely remained an untapped resource.[viii]

Founded in 2009, Oscilla Power aims to be a market leader in the ocean wave energy market. Predicated on the company's patented technology, the Triton wave energy converter is designed to facilitate low electricity costs, competitive with other renewable sources, with excellent durability in the extremely challenging ocean environment. The company has recruited a team of Ph.D.'s and engineers with decades of clean energy experience in the hopes of developing technology that bring its vision of affordable, ocean wave energy to communities across the world.



Product

Oscilla Power's Triton product converts the energy from ocean waves into utility-scale electricity.

Why Ocean Energy?

With water covering ~70% of the Earth's surface, ocean waves represent a large, untapped renewable energy source.[ix] In fact, wave energy has the potential to contribute 10% of the global electricity demand by 2050.[x] One advantage of wave energy is that determining in advance how much and when energy can be generated is easier versus determining the same from renewable sources such as wind and solar. Ocean waves originate far from shore, which helps wave propagation models offer more accurate supply predictions. Ocean energy also adds another clean, carbon-free energy source to renewable energy portfolios, helping to diversify the portfolio from only wind or solar sources.

Triton

Oscilla Power's flagship product is the Triton wave energy converter. The device consists of a large surface float connected by three tendons to a submerged ring-shaped reaction structure. As surface waves move the float, it reacts against the ring-shaped structure, causing rotation of drivetrains located inside the float. The Triton uses three drivetrains, one per tendon, to generate power and deliver it to the power grid through a submarine cable. For utility-scale energy production, Oscilla Power envisions connecting multiple Triton devices in arrays to produce large amounts of grid-scale power. The company is designing various-sized Tritons that have differing energy capabilities (i.e. 1MW versus 1kW) for specific scale use cases.








Oscilla Power believes there are four main benefits to its Triton product:



Multi-Mode Energy Capture

Triton's three-tendon architecture was engineered to capture energy from the ocean in all modes of motion (heave, pitch, surge, roll, and yaw), facilitating power production across a wide range of wave conditions. The ring-shaped geometry of the reaction structure works to amplify this effect and increase generated power.



High Efficiency Energy Capture and Conversion

Oscilla Power has focused on engineering an optimized surface float geometry and high-efficiency drivetrain for energy capture with high power quality. The hydraulic decoupling of the prime mover (surface float) and generators help Triton's drivetrain to reduce power variability and maintain a more constant power output.



Low-Cost Tow and Drop Installation

Because the Triton uses flexible tendons to connect the float to the submerged ring, the system can be installed quickly with readily available marine vessels. These self-deployment functions remove the need for specialized vessels or heavy lift equipment.





High Survivability and Reliability

Triton has been engineered to withstand the most extreme wave conditions. The system employs a validated approach to automatically submerge just below the surface when experiencing extreme storms.







Intellectual Property

Oscilla Power has earned 16 granted patents related to wave energy conversion technology, Triton design, and energy conversion process. The company will continue to invest in research and development and legal fees to further develop its intellectual property portfolio.

Use of Proceeds

Minimum Raised

Oscilla Power aims to raise a minimum of $50,000 in this crowdfunding offering. The company plans to allocate, 5% of the funds to intermediary fees, and the remaining 95% towards research and development.

Maximum Raised

Oscilla Power aims to raise a maximum of $1.07M in this crowdfunding offering. The company plans to allocate 5% towards intermediary fees, ~10% towards advertising and marketing the campaign, and the remaining ~84% to research and development.


Use of Proceeds: Minimum Raised ($50k)
Intermediary Fees
Research and Development
5%
95%


Use of Proceeds: Maximum Raised ($1.07M)
Intermediary Fees
Research and Development
Campaign Marketing and Advertising
5%
10.89%
84.11%



Research and Development	Campaign Marketing and Advertising
These funds will be specifically allocated towards the research and development of products on Oscilla Power's product roadmap (the 100kW Triton-C and 1 MW Triton).	Campaign marketing funds will be used to hire and consult marketing professionals with the goal of maximizing the crowdfunding offering.

Intermediary Fees
Oscilla has earmarked a portion of funds from this raise towards intermediary fees from the campaign.

Product Roadmap

Oscilla Power has a detailed five-year development, demo, and commercialization roadmap for its Triton product. Major milestones by year include:

- **2020:** The company intends to continue developing, prototyping, and designing the 1MW version of the Triton at one-sixth of the scale necessary for utility-grade energy production. The company is starting with this size to focus on proof of concept. Later in the year, the company will focus on the Triton prototype demonstration in Hawaii with the U.S. Navy.
- **2021:** Throughout 2021, Oscilla Power will continue to focus on its Hawaii demonstration in as well as scaling prototype construction and testing for the 1MW Triton.
- **2022:** In 2022, the prototype demonstration in Hawaii will conclude, and Oscilla Power hopes to initiate commercial deployment and commercial sales of its 100kW Triton product. Also, at this point the company intends to start the engineering design for the 1MW Triton for projects in India, the next region it has targeted for rollout.
- **2023:** The company hopes to complete construction of a 1MW pre-commercial Triton for Indian projects and deploy the system as a revenue generating, grid-connected project in India.
- **2024:** Oscilla Power aims to continue the Triton product demonstration throughout the year, and start commercial sales of 1MW Triton systems to project developers.
- **2025:** The company plans to focus on the commercial sale of its 1MW Triton product throughout the year.





TRITON
OSCILLA power
Now
Triton-C Prototype Demonstration (US Navy – Hawaii)
100kW Triton-C Community-Scale Commercial Deployment & Commercial Sales
1 MW Triton (Commercial Scale) Design (India)
1 MW Triton (Commercial Scale) Construction & Demonstration (India)
Triton 1 MW 1:6 Prototype Scale Design
Triton 1MW 1:6 Prototype Scale Construction & Testing
1 MW Triton Utility-Scale Commercial Sales
2020
2021
2022
2023
2024
2025

Business Model

Oscilla Power intends to sell its Triton wave energy converter ("WEC") power generation equipment to energy project developers such as Tradewind, EON, and Enel. Energy project developers aid in the development and management of energy production sources. These types of companies purchase energy equipment, plants, or other energy-generating sources and then operate the purchased assets and sell them to utility or commercial customers. Oscilla aims to sell its equipment at an average selling price of $2.5 million per 1MW unit to these energy project developers.

USER TRACTION

Grant Funding

Oscilla Power has received commitments for over $15 million in non-dilutive funding through federal grants to continue to develop and deploy its novel wave energy converter technology. The company has received this funding from leading organizations like the National Science Foundation, National Oceanic and Atmospheric Administration, the Washington State Department of Commerce, and the U.S. Department of Energy. Additionally, in July 2020, the company was recommended for $1 million grant award from the Department of Energy. Funding from these agencies is dependent upon successful completion of development milestones, such as successfully deploying the community-scale Triton project in Hawaii.



MICROVENTURES









Deployment

The community-scale deployment (100kW) at the Kaneohe Marine Corps in Hawaii is Oscilla Power's largest project to date. All detailed engineering has been completed, and the wave energy converter float and drivetrain are currently in the construction phase. The company anticipates full system deployment in Q4 2020. Looking ahead, Oscilla Power hopes that this deployment will serve as a proof of concept product for other small communities along the U.S. Pacific Coast, Alaska, Hawaii, and remote islands. This project is funded by the U.S. Department of Energy.[xi]






To date, Oscilla Power has only generated grant revenue and vendor cost reimbursements related to its novel wave energy converter deployments. These funds are used to design, build, and test its technology in the ocean. Project partners, like renewable energy organizations and government departments, are helping to support the advancement and commercialization of wave energy converters. Grant and project funding is generally delivered in tranches based on project task completion, testing, and outside funding milestones.

In 2020 (through Q1), Oscilla Power has incurred about $1.38 million in total expenses, up 125% compared to the same period in 2019. Expenses have increased in 2020 as the company has increased spend on research and development in relation to its community-scale deployment in Hawaii. In 2019, the company experienced ~$2.5 million in expenses, up from 2018 when the company incurred ~$1.7 million in total expenses. In 2017, Oscilla Power sustained $866,831 in expenses.



A breakdown of expenses in 2019 is as follows:





A breakdown of expenses in 2018 is as follows:



In 2020, Oscilla Power has generated $197,914 in net income through Q1 through income generated from grants, cost reimbusements, and special projects. In 2019, the company incurred a net loss of $86,485 compared to a net loss of $444,635 in 2018. In 2017, the company experienced a net loss of $120,142. As of May 2020, the company had ~$359,000 in cash assets, with the company cash flow positive for the year.





Renewable Energy

According to the Secretary General of the United Nations, António Guterres, the world is currently "way off track" to meet the goal of keeping global average temperatures below 2 degrees Celsius above pre-industrial levels, which was set by the Paris Agreement.[xii] Despite changing energy consumption patterns throughout the world toward renewable sources, energy generation by fossil fuels such as coal, oil, and gas continue to dominate in terms of generation and consumption. At the end of 2018, the world consumed ~84.7% of total energy from fossil fuels. Renewables accounted for ~10.4% of total consumption.[xiii]



In 2019, the U.S. generated 720 billion kilowatt hours (kWh), or 17.5% of total electricity generation from renewable energy sources, such as wind, biomass, solar, and hydropower.[xiv] Despite fossil fuel's dominance as the leading energy source with over 62% of total energy generation,[xv] renewable sources have experienced favorable demand from most market segments as overall consumer sentiment remained positive. Renewable energy consumption by residential and commercial customers increased 6% and 5%, respectively, while industrial consumption declined slightly by 3% through June 2019 compared to the previous year.[xvi]

Renewables are expected to experience demand from the consumer sector along with favorable tax policy incentives for producers and investors in the industry. For example, renewables are gaining support as consumers become more conscious about the environmental effects of energy use.[xvii] According to a research study by Pew Research in November 2019, 77% of Americans agree that developing alternative energy sources such as wind, solar, and hydrogen power should be a priority over increasing U.S. production of fossil fuels.[xviii] Regulators also have put in place tax credits for producers and investors within the renewables sector. The Producer Tax Credit (PTC) and Investor Tax Credit (ITC) allow for tax liability reduction for producers and investors, respectively.



According to Abigail Hopper, president and CEO of the Solar Energy Industries Association (SEIA), these tax credits have generated hundreds of thousands of jobs and injected more than $140 billion in private investment into the economy.[xix]

Wave and Tidal Energy

Wave energy devices capture the kinetic and potential energy of ocean waves to generate electricity.[xx] In the effort to combat decarbonization efforts, governments across the globe are showing interest and supporting wave energy through setting ocean energy producing goals to help limit global warming. Global tidal and wave energy require significant cost reductions before they can compete with other low-carbon technologies. For example, The European Strategic Energy Technology (SET) Plan aims to demonstrate deployment of ocean energy at commercial scale and drive down costs, aiming at Levelized Cost of Energy (LCOE) targets of 0.1€/kWh and 0.15 €/kWh in 2030, for tidal stream and wave respectively.[xxi] There has yet to be a standard device designed to capture wave energy, unlike the well-known three-bladed wind turbine design, and it is expected that private companies will develop a number of geographically-specific devices for optimal wave energy capture in various areas around the world.[xxii]

The global wave and tidal energy market is projected to grow from $4 billion in 2019 to ~$21.65 billion by 2027, representing a compounded annual growth rate (CAGR) of ~23.5%.[xxiii] Within this past decade, the cumulative energy produced from wave and tidal stream energy alone has increased from less than 5 GWh in 2009 to approximately 45 GWh in 2019.[xxiv] The main driver propelling the wave and tidal market will continue to be government support in the form of subsidies for wave and tidal projects. Although the technology in the market is relatively immature compared to solar and wind technology, and funding is limited, wave and tidal energy supply is reliable compared to other renewable sources, since its sources are predictable and consistent.[xxv]

Venture Financing

Highlights from venture capital financings in CleanTech companies from 2009 to 2019 are as follows:[xxvi]

- In 2019, capital invested ($11.78 billion) and deal count (1,455) both declined slightly year-over-year.
- Capital invested peaked in 2018 with $12.54 billion invested during the year, a 26% increase from 2017.
- Deal count peaked in 2017 with 1,872 total deals.
- From 2009 to 2019, $82 billion was invested in CleanTech companies across 14,930 total deals.





Carnegie Clean Energy (ASX: CCE): Carnegie is pursing wave energy solutions through its CETO technology. CETO leverages a submerged buoy that moves with the ocean's waves to convert motion in electricity. The first product deployed using Carnegie's technology is the CETO 6, which incorporates the company's intellectual property to reportedly boost power production and unit efficiency.[xxvii] Currently, the company is using its technology on the Garden Island Microgrid in Western Australia. Past projects have been completed throughout Australia and the U.K.[xxviii] In 2019, the company earned $106,142 in sales revenue.[xxix]

Wello: Finland-based Wello is a developer of wave energy converters. The company's Penguin product uses the power of the ocean to create energy and directly convert that energy to the grid. The comprehensive Penguin product suite includes design, licensing, control software, and knowledge base that site developers and offshore technology providers can purchase. The company reports two ongoing projects, with one taking place in Scotland and the other in Indonesia. Wello raised €1.71M in an equity crowdfunding round in May 2019.[xxx]

CorPower Ocean: Founded in 2009, CorPower Ocean utilizes point absorber type wave energy converters to capture the motion and energy of incoming waves. The company believes it can capture waves more efficiently by connecting the wave energy converter buoys to the seabed with its tensioned mooring system. By doing this, the company hopes that its novel technology can be more structurally efficient.[xxxi] CorPower aims to bring its product to the commercial market between 2023 and 2024.[xxxii] Investors in the company include InnoEnergy, the Swedish Energy Agency, Wave Energy Scotland, Almi Invest, and others. [xxxiii]

OceanEnergy: OceanEnergy's mission is to harness the power of the ocean to deliver wave energy to provide utility scale power. The company has four products; the OE 12 Buoy, 35 Buoy, 50 Buoy, and Air Turbine. The Buoy products are wave energy converters that absorb energy from ocean waves to transform wave power into air power. The pressurized air then rotates a turbine to generate electricity. The company started a launch sequence with its 35 Buoy product at a site in Portland, OR.[xxxiv]

CalWave: Founded in 2012, CalWave has developed a patented wave energy converter to product electricity and freshwater from the renewable power of the ocean waves. The company's product is submerged so it doesn't collide with boats or sea life, as well as providing enhanced survivability benefits from heavy storms. Additionally, CalWave's product utilizes a modular design, which the company hopes can scale for desired output power capacities more easily. To date, the company has earned awards from the Department of Energy and the Thiel Foundation Breakout Labs.[xxxv]





Balky Nair, Ph.D., Co-Founder and President: Dr. Balky Nair has been serving as President/CTO of Oscilla since he co-founded the company. Dr. Nair has over a decade of experience developing cleantech-related materials, devices, and systems.[xxxvi] He also serves as President for HiFunda LLC, which developed new technologies for the materials science, ceramics, multilayer devices, clean technologies, and catalysis markets. Prior to co-founding Oscilla, Dr. Nair was President and CEO of EmiSense, which generates emission sensors, before it was acquired by Coorstek in 2008. Dr. Nair holds an MBA from the University of Utah, a Pd.D. in Materials Science from the University of Wisconsin-Madison, and a Bachelor of Technology in Metallurgical Engineering from the Indian Institute of Technology in Mumbai, India.[xxxvii]



Tim Mundon, Ph.D., Vice President of Engineering: Dr. Tim Mundon joined Oscilla Power in 2013 and has 20 years of experience working within the marine renewables field, with a particular focus on wave energy.[xxxviii] He is responsible for the execution of research projects and technology development, which includes the development of the Triton wave energy converter (WEC). Dr. Mundon is also an Affiliate Assistant Professor at the University of Washington's Mechanical Engineering Department, where he provides guidance to graduate students and conducts research into marine renewable energy systems. Dr. Mundon holds a Ph.D. in Wave Energy from the University of Edinburgh and a Bachelor of Engineering in Electrical and Electronic Engineering from Cardiff University. He also holds a Chartered Engineer and a Chartered Marine Engineer certification from the Institute of Marine Engineering, Science, and Technology.[xxxix]



Rahul Shendure, Co-Founder and Board Chair: Rahul co-founded Oscilla Power in 2009 and is currently serving as Board Chair for the company. While serving as Board Chair, Rahul also co-founded and previously served as CEO for Bellwether Bio, a cancer diagnostics technology company, which was acquired by Guardant Health (NASDAQ: GH) in 2019.[xl] Prior to co-founding Oscilla, Rahul was vice president of product marketing for Amyris (NASDAQ: AMRS), a synthetic biology company spun out of UC Berkley, where he had the responsibilities of corporate strategy, product strategy, cost modeling, and government affairs. Rahul holds an MBA from Harvard Business School and a Bachelor's of Science in Chemical Engineering from Massachusetts Institute of Technology (MIT).[xli]



MicroVentures

PAST FINANCING

Equity capital has gone toward research and development, product testing, and other general business-related functions. The non-dilutive grant funding has also gone toward Triton construction, prototyping, and development.

Round	Date	Amount	Security Type	Price Per Share	Interest Rate	Discount Rate	Valuation (Cap)
Bridge Round	2016-2017	$540k	Convertible Note	N/A	8%	25%	$12.5M
Series 3B	Aug-15	$405k	Series 3B Preferred Stock	$1.70	N/A	N/A	$12.4M
Series 3	Dec 13-Dec 14	$935K	Series 3 Preferred Stock	$1.01	N/A	N/A	$6.8M
Series 2	Mar-13	$750K	Series 2 Preferred Stock	$0.86	N/A	N/A	$3.9M
Series 1	Oct-11	$565K	Series 1 Preferred Stock	$1.37	N/A	N/A	$5M

Source: Oscilla Power Cap Table

Note that the above chart does not include Oscilla Power's non-dilutive, grant funding

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $1,070,000
Discount Rate: 20%
Valuation Cap: $13 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $13 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Fast Company: Could Wave Power be the Next Boom in Renewable Energy?
The Economist: Waving Good Buy?
Bloomberg: This Device Could Provide a Third of America's Power
U.S. Department of Energy: U.S. Department of Energy Awards $25 Million for Next-Generation Marine Energy Research Projects
Engineering News-Record: Three Wave Energy Developers Ready to Test Devices in Hawaii
The Green Optimistic: Triton – The Affordable and Robust Wave Power Harvester

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.



The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.



i https://www.c2es.org/content/renewable-energy/

ii https://www2.deloitte.com/content/dam/Deloitte/us/Documents/energy-resources/us-2020-renewable-energy-industry-outlook.pdf

iii https://www.pewresearch.org/science/2019/11/25/u-s-public-views-on-climate-and-energy/

iv https://www.smart-energy.com/renewable-energy/global-ocean-energy-has-risen-ten-fold-in-a-decade-report/

v https://www.energy.gov/eere/articles/how-much-power-1-gigawatt

vi https://www.eia.gov/energyexplained/hydropower/wave-power.php

vii https://coast.noaa.gov/states/fast-facts/economics-and-demographics.html

viii https://www.fastcompany.com/90335319/could-wave-power-be-the-next-boom-in-renewable-energy

ix https://www.usgs.gov/special-topic/water-science-school/science/how-much-water-there-earth

x https://cleantechnica.com/2017/06/28/wave-power-contribute-10-global-electricity-demand-2050/

xi https://www.energy.gov/eere/water/project-profile-demonstration-advanced-multi-mode-point-absorber-wave-energy-conversion

xii https://www.smart-energy.com/industry-sectors/energy-efficiency/planet-is-way-off-track-to-meet-climate-change-goals-says-un-chief/

xiii https://ourworldindata.org/energy

xiv https://www.eia.gov/tools/faqs/faq.php?id=427&t=3

xv https://www.eia.gov/tools/faqs/faq.php?id=427&t=3

xvi https://www2.deloitte.com/content/dam/Deloitte/us/Documents/energy-resources/us-2020-renewable-energy-industry-outlook.pdf

xvii https://www2.deloitte.com/content/dam/Deloitte/us/Documents/energy-resources/us-2020-renewable-energy-industry-outlook.pdf

xviii https://www.pewresearch.org/science/2019/11/25/u-s-public-views-on-climate-and-energy/

xix https://reason.com/2019/12/19/congress-budget-deal-kills-solar-industry-tax-credits/

xx https://www.iea.org/reports/tracking-power-2019/ocean-power

xxi https://setis.ec.europa.eu/system/files/set_plan_ocean_implementation_plan.pdf

xxii https://www.iea.org/reports/tracking-power-2019/ocean-power

xxiii https://www.fiormarkets.com/report/wave-energy-market-by-energy-type-tidal-wave-418573.html

xxiv https://www.smart-energy.com/renewable-energy/global-ocean-energy-has-risen-ten-fold-in-a-decade-report/

xxv https://www.psmarketresearch.com/market-analysis/wave-and-tidal-energy-market

xxvi PitchBook Data, Inc.; Downloaded March 19, 2020

xxvii https://www.carnegiece.com/technology/

xxviii https://www.carnegiece.com/projects/

xxix https://www.carnegiece.com/media/2020/02/200227-ASX-CCE-HY-Report-Accounts.pdf

xxx https://wello.eu/

xxxi http://www.corpowerocean.com/technology/

xxxii http://www.corpowerocean.com/commercial-projects/

xxxiii http://www.corpowerocean.com/about-us/

xxxiv www.linkedin.com/company/oceanenergy/

xxxv https://calwave.energy/

xxxvi https://oscillapower.com/company/

xxxvii https://www.linkedin.com/in/balkynair/

xxxviii https://oscillapower.com/company/

xxxix https://www.linkedin.com/in/tim-mundon-136b4618/



xl https://www.genomeweb.com/molecular-diagnostics/guardant-health-acquire-bellwether-bio
xli https://www.linkedin.com/in/shendure/

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Oscilla Power Inc.
4240 Gilman Place West, 4240 Gilman Place West, Unit C, Seattle, WA 98199

Ladies and Gentlemen:

The undersigned understands that Oscilla Power Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $1,070,000.00 of Crowd Note (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated August 10, 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59pm Pacific Standard time on November 16, 2020, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely

transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	4240 Gilman Place West, Unit C, Seattle, WA 98199 Attention: Balakrishnan Nair
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Oscilla Power Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Oscilla Power, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Oscilla Power, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $13 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is November 16, 2020.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1.07 million under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity

Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

    m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

       i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

       ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign

or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u>

that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures** Investor funds can be released from escrow if (a) the Target CF Minimum is reached on or before the Offering Deadline; or (b) the Company conducts an intermediate close, subject to certain terms and conditions.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck



**Unlocking the Potential of
Ocean Wave Energy**



Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Unlocking the Potential of Wave Energy

Oscilla aims to offer one of the first commercially attractive ocean wave energy convertors = low cost + high efficiency + survivability

- Global wave energy market projected to reach $21.65 Bn by 2027, a CAGR of 23.5% from 2019-2027[1]

- Our product is engineered to create high energy production via multi-mode energy capture and high-efficiency conversion

- Designed to facilitate low cost manufacturing in low cost locations

- Our patented submersible design was constructed for extreme survivability and continuous power generation

Raising funds to enable community-scale & utility-scale demonstrations

https://www.fiormarkets.com/report/wave-energy-market-by-energy-type-tidal-wave-418573.html



Company Overview

- Founded in 2009

- HQ and lab in Seattle, WA, USA

- Over $15 Million in non-dilutive grant funding commitments
  - Recommended for $1M DOE grant award in July 2020

- 2016 DOE Wave Energy Challenge prize finalist[1]

- Funding agencies include:

 National Science Foundation WHERE DISCOVERIES BEGIN  NOAA  U.S. DEPARTMENT OF ENERGY wave energy SCOTLAND

Source: https://www.energy.gov/eere/water/articles/us-department-energy-s-wave-energy-prize-announces-finalist-teams






OSCILLA power™

Experienced Management Team

Dr. Balky Nair

CO-FOUNDER/PRESIDENT

Experience with cleantech startups







EmiSense smart sensors – clean emissions

CERAMATEC TOMORROW'S CERAMIC SYSTEMS

Argonne NATIONAL LABORATORY

PhD WISCONSIN

BTech IIT Bombay

Rahul Shendure

CHAIRMAN/BOARD OF DIRECTORS

Experience with energy startups and business development



AMYRIS

BELLWETHER BIO

VENTURES WEST

BALLARD®

MBA HARVARD BUSINESS SCHOOL

BS MIT



Dr. Tim Mundon

VP, ENGINEERING

Extensive wave energy technology experience





Kleinschmidt

HR Wallingford

PhD Wave Energy THE UNIVERSITY of EDINBURGH

BEng Elec. Eng. CARDIFF UNIVERSITY

Problem: Limitations to Renewable Energy Adoption

- Potential issues with wind and solar:

  - Poor utilization

  - Supply intermittency

  - Supply/demand mismatch

  - Poor predictability



Various energy/power sources degrees of utilization (hours/year)

Source: https://25waves.weebly.com/why-wave-power.html

Ocean Wave Energy Conversion

OSCILLA power™

Massive global resource	Peaks when other renewables are low

Source: https://books.google.com/books?id=ruCsDwAAQBAJ&pg=PA286&lpg=PA286#v=onepage&q&f=false





~2 TerraWatt global wave resource

Source: https://www.wavewaterworks.com/2019/12/21/renewable-energy-resource/

- Complements Solar & Wind
- Extremely predictable

Source: https://25waves.weebly.com/why-wave-power.html

Conventional wave energy power generation is expensive

Source: https://eandt.theiet.org/content/articles/2019/02/cheap-wave-energy-machine-promises-low-cost-electricity-for-100-households-per-unit/

Our Solution: OPI Triton Wave Energy Converter (WEC)

- Engineered for:
    - High-efficiency energy capture from waves
    - High-efficiency conversion to electrical energy
    - Design suitable for low cost manufacturing
    - Survival in the most extreme storm conditions
    - Simple & low-cost installation approach
    - Minimal environmental impact

OSCILLA power™




Technology Development

Laboratory Testing and Validation →



1/30th scale survival testing

1/20th scale performance testing





1/60th scale concept development



TDU1 ocean test U.S. East coast

Small Scale Ocean Testing →



TDU2 ocean test U.S. East coast




Large scale ocean testing →



Triton C 100 kW ocean test, U.S. Hawaii

Department of Energy-Funded Deployment in Hawaii



- Community scale (100 kW) system
  - Designed for small communities in the U.S. West coast, Alaska, Hawaii, remote islands
- Key Project partners:[1]



- Status:
  - Detailed design completed
  - Float and drivetrain construction underway
  - System deployment expected: Q1 2021

Test location:
Kaneohe Bay (Hawaii)





Source: https://www.energy.gov/eere/water/project-profile-demonstration-advanced-multi-mode-point-absorber-wave-energy-conversion

Business Model





Corporates or Utilities
Electric Power
Energy Project Developers
Power Generation Equipment (WECs)
Oscilla Power
Sub-components
Sub-component suppliers

Oscilla Power anticipates selling Triton wave energy converter power generation equipment at $2.5 Million per 1 MW unit to energy project developers

Triton – Development, Demo & Commercialization Plan



12

OSCILLA power™

TRIT⚙N-C
Community-Scale Wave Energy

TRIT⚙N
Utility-Scale Wave Energy

Now

Triton Wave Energy Architecture Concept Development

Triton-C System design

Triton-C System Construction

Triton-C Prototype Demonstration (US Navy – Hawaii)

100 kW Triton-C Community-Scale Commercial Deployment & Commercial Sales

Triton 1 MW Utility-Scale Design Development

Triton 1 MW 1:6 Prototype Scale Design

Triton 1 MW 1:6 Prototype Scale Construction & Testing

1 MW Triton (Commercial Scale) Design (India)

1 MW Triton (Commercial Scale) Construction & Demonstration (India)

1 MW Triton Utility-Scale Commercial Sales

2014 - 2017   2018   2019   2020   2021   2022   2023   2024   2025



Funding Round

- Launch first commercial-scale deployment:
  - Community-scale system in (Hawaii)

- Continue world-wide patent protection and further our research and development

- Campaign marketing

Oscilla Power aims to sell the first commercially attractive ocean wave energy system, a projected $21.65 Bn market by 2027

https://www.fiormarkets.com/report/wave-energy-market-by-energy-type-tidal-wave-418573.html

Risk Disclosures



Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures



<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures



Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

[Text Overlay] The total theoretical wave energy potential on the world's shorelines is about 32,000 Terra-Watt hours - that's more than the world's total electricity consumption.

[Disclosure]

1. O. Edenhofer et at., "Theoretical Wave Energy Potential," in Renewable Energy Sources and Climate Change Mitigation Special Report of the Intergovernmental Panel on Climate Change. Cambridge University Press, 2011, p. 604
2. International Energy Agency, Data & Statistics: CO2 emissions from electricity generation factors, World 2000-2017, Retrieved 06/05/20.

Oscilla Power aims to bring the first commercially viable, ocean-wave energy systems to market.

[Text Overlay] Tim Mundon VP of Engineering – Oscilla Power

Oscilla Power is developing the Triton and the Triton-C wave energy devices. The Triton works by extracting energy in all modes of motion. Waves move the surface float of the Triton, which generates power inside three separate power takeout units. We can combine those together to be able to create more constant power. We spent a lot of time really getting the shape just right so that it moves as much as possible in ocean waves.

[Text Overlay] Brian Rosenberg Hydrodynamicist – Oscilla Power

[Disclosure] Statement refers to first prototype of the Triton C.

Because the Triton is the first of its kind, we've spent several years completing two types of analysis to understand how the device performs. We start out with a numerical model of the device. We then build small, physical prototypes of the device and test them in the laboratory.

[Text Overlay] Full-Scale Construction Seattle, WA

[Text Overlay] Kate Stinson Engineering Project Manager – Oscilla Power

In wave energy, we have the opportunity to solve problems by providing reliable and sustainable energy to coastal communities.

[Disclosure] No wave energy projects greater than 10 MW have been deployed anywhere in the world.

Wave energy is a really important part of the energy mix because it's complimentary to solar and wind. By mixing these three renewables together, we're able to significantly increase the amount of renewables that we can put onto the grid.

Wave energy has never been commercially applied at a meaningful scale before and we want to be the first people to do that.

Your investment will help us to construct and test the Triton C, our first commercial wave energy device. This will help us to reduce the cost of ocean energy and make a cleaner environment.

With your help in our fundraising campaign, we hope to be generating power in Hawaii by early next year.

Thank you for watching.

[Company Logo and Trademark on Screen] Oscilla power

Sources:

1. https://books.google.com/books?id=AjP9sVg01zoC&pg=PA504&lpg=PA504&dq=total+global+incident+wave+energy+TWh&source=bl&ots=p_6VX-eRGO&sig=ACfU3U1DrVmD5z_Nbu3hygy1bn0KvX9TJA&hl=en&sa=X&ved=2ahUKEwj4n7bc79XpAhWCVs0KHYZcAsgQ6AEwFHoECAgQAQ#v=onepage&q=total%20global%20incident%20wave%20energy%20TWh&f=false
2. https://www.iea.org/data-and-statistics?country=WORLD&fuel=Electricity%20and%20heat&indicator=Electricity%20consumption

EXHIBIT G

Webinar Transcript

| Brett: | Hi, everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us today for the webinar. Today we'll be hearing from Oscilla Power, a Seattle-based company that's developing energy conversion equipment to harness the power of ocean waves. We are joined today by their co-founder and president, Balky Nair. Dr. Balky Nair has been serving as President and CTO of Oscilla since he co-founded the company. Dr. Nair has over a decade of experience developing cleantech-related materials, devices and systems. He also serves as President for HiFunda LLC, which developed new technologies for the material science, ceramics, multi-layer devices, clean technologies and catalysis markets.

Prior to co-founding Oscilla, Dr. Nair was President and CEO of EmiSense, which generates emission sensors, before it was acquired by Coorstek in 2008. Dr. Nair holds an MBA from the University of Utah, a PhD in material science from the University of Wisconsin-Madison and a bachelor of technology in metallurgical engineering from the Indian Institute of Technology in Mumbai, India. We are also joined today by their vice president of engineering, Tim Mundon. Dr. Tim Mundon joined Oscilla Power in 2013 and has 20 years of experience working within the marine renewables field with a particular focus on wave energy.

He is responsible for the execution of research projects and technology development, which includes the development of the Triton wave energy converter. Dr. Mundon is also an affiliate assistant professor at the University of Washington's Mechanical Engineering Department, where he provides guidance to graduate students and conducts research into Marine renewable energy systems. Dr. Mundon holds a PhD in wave energy from the University of Edinburgh and a bachelor of engineering and electrical and electronic engineering from Cardiff University. He also holds a chartered engineer and a chartered marine engineer certification from the Institute of Marine Engineering, Science and Technology. How are you guys doing today? |
| --- | --- |
| Balky: | Very good. |
| Brett: | Great. Well, real quick before we get started, I just wanted to give everyone the format for the webinar today. So we're going to start with... Balky and Tim are going to spend about 10 or 15 minutes going through their presentation for Oscilla Power. Hopefully, you can see the screen-share on your screen with the initial slide. So, during that presentation, we encourage you to send in questions. If you go over to your, GoToWebinar control panel, you'll see a tab there titled "Questions". You can click there and submit them. Feel free to submit those during the presentation, they won't interrupt Balky or Tim during the presentation. They'll just go to me. And then once the presentation is wrapped up, we'll go into Q&A and answer any questions that have been submitted and any others that you guys might have. So, with that, I'll let you guys take it away and introduce everyone to Oscilla Power. |
| Balky: | Thank you, Brett. I'm Balky Nair. I'm the president of Oscilla Power. I'd like to share our vision of unlocking the potential of ocean wave energy with you today. Just a quick summary... Let me leave this legal notice up here for just a second before moving onto the next slide. Okay. So a quick summary of the company and opportunity here. What we are trying to do is to offer one of the first commercially attractive ocean wave energy systems.

And ultimately, it's a combination of exceptionally low cost, having high enough efficiency and survivability. Recent market studies have projected it to be a $50 billion annual market opportunity by 2027. But the key here is to have a system, a technology that can actually make this opportunity real. We'll dive into each of these points in more detailed. But our product is designed for addressing each of those key requirements. So as we have very efficient system and Tim we'll go into that in more detail and why that is so. We also kept costs in mind, early on and throughout the process of development. So we made sure that our system is suitable for low cost manufacturing in low cost location which is developmentally, what made other types of renewable energy successful and commercializable in large scale.

And finally, we have a lot of patent coverage power system and part of that deals with being able to deal with extreme waves. So one of the common questions that get asked when we talk about wave energy system is what do you do about those extreme waves and some of those waves can be 30 foot tall. And how do you deal with that? And Tim, will explain that a little more detail as we go through this. What we're doing right now is we are in the process of raising funds that enable us to complete the construction and do our early deployment of our first commercial scale system, it's what we call the Triton-C system. And this will be deployed in Hawaii and I'll elaborate on that as we go along as well.

The company itself was founded in 2009. We took our time to carefully go through a process of making sure that our technology was [inaudible 00:06:02]. And we did a lot of that through grant funding. We received a substantial amount of grant funding from these agencies that are shown below here. Most of those are competitive grants. We've also competed in the Department of Energy, wave energy challenge [inaudible 00:06:25] prize competition. And if you look up that, you'll see that the over 90 teams from around the world participated there. And we were one of only four teams that could show that we could meet the combination of energy capture and costs that met DOE's a threshold of being a commercially viable system. |

A little bit about us. I know that Brett went through a background already but very quickly. Rahul and I co-founded the company back in 2009. Both of us have an entrepreneurial background but also a background and working in energy and cleantech and startups, leading startups from founding to exit. And we come at it from slightly different angles. Tim's background is in wave energy as Brett alluded to. And he has a PhD in wave energy... Focused on wave energy as well.

So why bother? Why is wave energy interesting? So one question that we get faced with is solar and wind are getting to pilot a master scale already. So what's the need for one more clean resource? So one of the major problems with solar and wind is that if you look into it in a bit more detailed, the utilization factors are really small. And by that specifically mean the extent of that energy that is produced that actually gets utilized are provided to the grid. This has to do with a number of factors. It has to do with the intermittency of the [inaudible 00:08:06]. It has to do with supply and demand mismatch by that specifically I mean, both the geographic as well as the time limited parts of it where there's a lot of availability. The population density is lower, so it needs to be transmitted elsewhere for it to be utilized properly.

Or the times if they may not match and demand tends to peak in the evenings and in some areas the sun has already set and that sort of thing. So, because of that combination of supply demand, mismatch and the last factor here that I mentioned here [inaudible 00:08:42] to a predictability in a region [inaudible 00:08:45], the U.S. West Coast, where you have a lot of cloud cover. Sometimes it's hard to predict the extended resource more than an hour in advance for solar and wind. Wave, on the other hand offers an interesting possibility where excludes it to something like a marine high... Or something like hydro, where you can get much better matched to the local demand both from a time as well as geography. Most people in the world live near a coastline, for example. And that's one of the attractive features of wave energy.

More about resource here, part of the reason why the market numbers that you saw earlier were high, it's because there is a lot of wave energy available. You can see in this little map here, that there are areas that are most interesting are the Western U.S. Western Europe, et cetera. And the dark radius in deep brown are the most intense wave energy resource there. The total global resource is about two terawatts. And to put that number in context, the total demand is estimated to be about 15 terawatts globally. So it's a pretty respectful fraction of that. And not all of that is practically tappable but we think something like 300 to 500 gigawatts at that might be tappable.

And that's pretty comparable to the total amount of wind that's supplied to date so far, because it's a very large potential opportunity. It also tends to peak when some of the other renewables are low, there's example here on the U.S. West Coast illustrates that. The energy density is at its peak during the winter months. And that's when the solar is at its lowest. And interestingly, from this data, at least the wind also tends to be low in this location at that time. So, I'll now pass it on to Tim to talk to the next three slides on technology and then come back up.

Tim: Well, good morning, everybody. Yeah. Thank you for listening to us talk about our system and the opportunity here. So our solution to the opportunity or that Balky just presented is the Triton wave energy converter. So to describe a little about how this works, perhaps you can imagine if you take a look at the picture on the right, there are basically two components to the system. There is a large float that sits on the surface of the ocean that is articulated by the waves. And then hanging beneath that float is a large inner ring at some distance, maybe 20 to 30 meters below the surface on three lines. Now, the depth of that ring means that it's not impacted by waves at all but the surface float is, that means the relative motion is created the two bodies. So the float is moved around by the waves and the ring stays where it is and therefore that creates a reaction. And that reaction is what we use to generate power.

This architecture is actually quite a scalable architecture and we ultimately intend... We'll talk a little bit about this in the latest slides. But we ultimately intend to be able to implement different sizes of this system. And we're looking at two particular sizes, a megawatt scale system, as well as a hundred kilowatt community scale system. But we can talk more about that in a minute. One of the key features of the approach that we're taking... Can we just skip to the previous slide for a second, Balky? Thanks. One of the key features of the system is that, we've spent quite a lot of time optimizing the geometry so that it moves as much as possible.

And so, that means we can get maximum efficiency out of the system. And that's really a key point that perhaps hasn't always been included in other approaches. So we have a very high efficiency of wave through mechanical energy conversion. Internally, that mechanical energy is then converted to electrical power... And again, in an efficient way that I don't want to go into a lot of detail right now. I'm happy to talk in more detail, maybe if there's some questions about this. But ultimately we have a high efficiency energy conversion system. The second part of this is, as Balky mentioned a minute ago, the survivability, there's no point having a very highly efficient system if it can't survive in the most extreme conditions.

We've developed a survivable strategy whereby we balanced the float, such that it actually becomes slightly... well, neutrally and pull slightly negatively by it. So, that actually is below the water line. That means the waves will pass over

it without actually imposing very large loads on it. This is in some ways akin to a wind turbine whereby the blades pitch in order to spill the wind so that they don't get affected by extremely large storm conditions. So we're doing a very similar thing. And that system has been tested numerically as well as experimentally.

And again, I'm happy to provide more detail at later stage. So all of this technology we've spent a lot of time developing. Can we skip to the next slide. These images here give you some idea of the stages that we've gone through to validate the approach and the technology that we have. We've focused very heavily on those principles, development and research of the technology, making sure that the approach is fundamentally sound. And we've done that through extensive numerical testing, validated by laboratory testing at multiple scales going right down from wanting 60th small tank testing, through to slightly larger tank testing all the way right through to one intense scale testing, which we completed relatively recently. And this really allows us to get a really high confidence in our predictions for loads and designs.

We've also done some testing in the ocean previously as well. We've done two open ocean deployments on the U.S. East Coast, where we've been able to specifically test reliability and performance of specific components. That again, allow us real confidence when we... in our predictions for performance and survivability, as well as longevity and expecting where over the duration of the system. And then as we move forward now, right now we're constructing our first full size prototype, which is the Triton-C. It's a hundred kilowatt system. I'm sure you're familiar with it, if you've looked at the information that we have available.

It's a hundred kilowatt system that we plan on deploying in Hawaii early next year. You get a picture on the upper right there, that's us during construction, where you can see the whole system being moved. It's about 10 meters long. And we're in the process of completing construction of that.

So to focus a little bit more on the system that we're going to be deploying in Hawaii, this is... As I mentioned the system itself is scalable. The Triton-C is a community. The C stands for community, community or facility scale system. That's designed to be deployed individually for smaller facilities, communities, tribal communities in areas where they have very high and wave energy resource. And they're located next to the shore. It's a great solution for energy resilience, for cleaner energy security. Now, the system itself is going to be [inaudible 00:17:27]. It's a hundred kilowatts. That's the general arrangement of the system there, it's a simplified drawing and you can see the internal structures within the system.

There are three drive trains that each of them or all of those are combined together. Power is then exported to shore via a submarine cable. This system will be tested in Hawaii in early next year, if all goes well. And so far we have... As you can see, the float is constructed. The individual subsystems are substantially constructed. Literally, what's remaining is to integrate them and that's going to be happening over the next two to six weeks.

We were working... We found some extremely capable partners that we've worked with on this, which are just listed in the middle there. And we're proud to work with and we continue. We hope to... Well, we plan on continuing to work with them as we move forward. So again, if you've got any more questions on that system, then I'll be more than happy to answer those questions after the main presentation. So maybe I'll pass back to Balky to talk a little bit more about the progression of... Hawaii plan progression.

Balky: Thanks, Tim. So as far as what we intend to do in the long run, we will have to start off with a couple of early projects that we execute ourselves [inaudible 00:18:54] project developers to have confidence in our technology. But once that is completed, our long-term plan is to transition, to become an equipment manufacturer. So we purchase components from our suppliers, assemble it to a full scale systems, and then sell it the project developer. So our revenues could come from fields of equipment. So you can consider this to be the equivalent of what [inaudible 00:19:21] or a GE does in the winter by market, where they sell equipment to project developers.

Ultimately our target price average around the world is about two and a half million per megawatt installed. And you can get an assessment of what the opportunity is looking at the scale that I mentioned previously, which is [inaudible 00:19:47] double share of what ultimately becomes a cumulative deployed market of something like 300 gigawatts or 300,000 megawatts. So very big opportunity that we hope [inaudible 00:20:00]. This is our plan for the three years, with laid out pre-COVID. There are some minor adjustments due to COVID and other things but ultimately, we have two tracks as Tim alluded to. We have the Triton-C, which is a community scale device, which is to go to Hawaii in early 2021. And the Triton, which is our utility scale system and the plan for that is to bring the planning phase of that with the objective of deploying that in India in late 2021, early 2022 timeframe.

And for this [inaudible 00:20:46], most of the funds that we raise will be directly applied towards the lines of the first commercial scale system. There's the Triton-C system that'll be the deployed in Hawaii, depending on how much we raise, some of it might go towards patent protection, which we continue to do aggressively. And some will go into campaign

marketing as well. Our hope is to get to be the first commercially attractive ocean wave energy system and to tap into that projected 50 billion annual market [inaudible 00:21:21] to earlier, happy to take any additional questions that you might have. I just leave these best case closures on while we are going through the Q&A.

Brett: Great. Thank you. Balky and Tim. I've already got quite a bit of questions coming in. I just do want to remind folks, we did have some people join on early. If you do have any questions, then please submit them now under the questions tab on your, GoToWebinar control panel. We have a lot of stuff that has been asked multiple times. So I would also ask if you're listening in as the questions come out, please take note of the responses so that we make sure that we're covering everything. So kind of got some of them categorized here based on some different attributes of the system that we had questions come in on.

I think the first one, which we've got the most questions related is really around durability. And there's a host of questions here and I'll keep that as a broad category but... So first, since we're talking about having expensive equipment in the ocean surface and below, who exactly owns the land quote unquote on which the equipment rests, obviously it's in the ocean, so you guys can address that question as you perceive it. And then relatedly, how does Oscilla ensure security of the expensive equipment? Are there things like warranties and so on?

Balky: Tim, why don't you take a crack at that? And I'll add anything I have [inaudible 00:22:58].

Tim: Sure. So the way that the ownership of the underwater land works is that it's to a lease based system through Bureau of Ocean Energy Management, which the larger scale project, it's still not crystal clear exactly how it would work for wave but it's expected that it would work very similar to the way that it is proposed for offshore wind right now. Which is that ultimately one agency leads a lease, I believe, which is BOEM, which then collaborate with the Federal Energy Regulatory Commission, which then deals with all of the permitting and then you would work through them. And it's clear... Just to be clear here that solar power would be an equipment provider, not a project developer.

So we would want to position ourselves to sell the equipment to people that would be developing these projects. So whilst we're fully aware, I think, of some of the challenges that exists with leases, it's not something that we are spending a lot of time focusing on at this point. Hopefully, that answers the question. With regards to warranties and leases, I think maybe I'm going to pass that one back to Balky but I will say that the systems themselves are designed for a 20 year lifetime with appropriate maintenance intervals. I would also say that we would likely offer a warranty but what exactly what format would take is not clear at this stage.

Balky: Yeah. And I maybe just add that the first two sites that we intend to deploy our systems are pre-permitted. So the sites that are Triton-C system that go into is in what is called [inaudible 00:25:01] in Hawaii. This is a site that's controlled by the Navy and we don't need any additional permitting to do to deploy that. And likewise, the first site that our utility scale system will go into it's in water's control by a port being constructed in the southern tip of India. And that side is also pre-permitted [inaudible 00:25:26] energy devices already.

In addition, I think there's a lot of work being done in terms of leasing and permitting of offshore wind that we'll have a bearing on this as well. So they're easing our path a little bit [inaudible 00:25:54].

Brett: Got it. Great. And Tim, you mentioned this briefly, this was another couple of questions was around lifespan. You mentioned it's projected to be about 20 years. And then you mentioned there would be some maintenance. We had a couple of questions about that. What do you guys expect in terms of maintenance? Is that something you guys plan to outsource or is that planned to be handled by the company itself?

Balky: Maybe I can take a quick [inaudible 00:26:26] at that, Tim. So the answer to that is that it's a local, if you look at analogs in the wind market, it does look like in many cases the service revenue becomes an additional part of the revenue for the equipment owners. So for example, when you buy a digital wind turbine for a wind farm, you can also buy their, a service agreement for maintenance for a certain period of time. That's sometimes optional, so they could do that or they could go to Aftermarket providers to be able to offer that service. Ultimately, our objective is to offer that type of option to our purchases.

So perhaps that would be an opportunity for them to integrate their existing channels [inaudible 00:27:29]. [inaudible 00:27:29] the rest of that is that, we certainly intend to use local resources and part of [inaudible 00:27:41] being able to get permitting and get the approval in local regions is to be able to tell the story of being able to use local resources, as an example, fishing communities and being able to use either personnel who can be retrained for these tasks or the vessels that they already have and being able to be put to use here. To the extent that we can create a story around using local resources that helps us get acceptance in the local community that would be in everyone's benefit as well.

Brett:	Right. Then a couple different questions here that were around the effect on the marine life environment. So people have mentioned sea lions, sea birds, underwater fish and wildlife. Can you maybe talk a little bit about what effect do you think it could have on that environment, if at all. And things you guys are doing to make sure it's not an issue moving forward?
Balky:	Tim, go ahead.
Tim:	Yeah. Sure. So that's a very long answer. And in fact, actually… But maybe let me start by saying, we consider having a minimal environmental impact to be fairly critical to this. And we've made every effort for it to be so. There is a lot of work taking place, not our work per se but work within the industry to mitigate... Or actually, I'm sorry, let me rephrase that, to understand the risks that wave energy converters provide to the environment. All of those that were mentioned in the question, in addition, acoustic impact electromagnetic forces, electromagnetic interference, because there are species that are sensitive to that. The list goes on.
	There was a recent study that was published by the International Energy Agency, who... And they started... I'm sorry, I'm trying to be precise with how I described this. I think we did reference this in one of the questions within the forum on our [inaudible 00:30:09] page. But ultimately it's called state of the science and it's all of the experts around the world collaborate together in this particular Annex of this group, it's called Annex [inaudible 00:30:23], that to identify the risks that wave energy converters and other marine energy devices pose. Their conclusion is that they are expecting the risk to be very, very low. Tidal devices are a little higher, there's more of an impact there, but wave devices very low indeed.
	And that gives us a great deal of confidence to continue to develop these and not have problems. That being said, specific issues that we're mitigating is for one is, entanglement. That is an area that is a potential issue for large marine mammals. Whether, lines in the water. In our system, we have a float and then we have... the ring is hanging below that on three lines. One of the issues that has come up has been marine mammal entanglement. And what we can say for sure is that those lines maintain a positive tension in the order of tons at all times, even in storms. And we've worked with people from Pacific Northwest National Lab to confirm this, as well as the University of Hawaii.
	Other areas of the system, biofouling is potentially an issue that contributes towards the reliability that I mentioned before. And we use antifouling coatings but they're silicone-based and copper. Well, compliant to the highest standard that's currently available. Other areas are noise. And again, we have made every effort to ensure that the noise produced by the system while it's operating is very low. To emphasize this, the system that's going into Hawaii has already had to undergo an environmental assessment.
	And the area it's going into, which is how we buy is an extremely sensitive environmental area. They have been extremely... The agencies, National Marine Fishery Service as well as the Navy and DOE, are all involved in this project very much, look through this system with a fine tooth comb. And they have declared that there are no expected environmental impacts [inaudible 00:33:04] greater than what would be if, let's say a small boat was in the area. And that in itself gives us a great deal of confidence that we are going to continue to have success in other areas where there's also high demands on environmental compliance. I hope that answers the question. I went around the vote a little bit now but-
Balky:	Yeah. If I could add one more point, that is, it helped me to visualize this as a, the system has no external motors or fins or any other features that that can result in issues with fish, marine mammals. We did talk about entanglement already earlier. But the other thing that helps me visualize this is, just thinking about the speeds at which this works. If you think about the kind of waves that we're talking about a typical period of the wave is something like 10 seconds. So the system moves a few meters in those 10 seconds. If you do a quick mental counting to 10 seconds and imagine this system moving the three to five meters in that time, that's a speed that this operates and if turns out that marine mammals are very clear, that's [inaudible 00:34:32].
Tim:	Actually, maybe I could add one extra thing. I think perhaps the one thing that's been leveled as being perhaps one of the biggest risks that we would face is that these systems when deployed generally become fish attracting devices. And so, you're putting in habitat in the water, the ring itself is going to create habitat. The float is going to create an area where you're not going to have a great deal of... You have structure in the water that's going to attract fish. That's going to actually cause perhaps or so it's been suggested is that more buildup of all the species in the area and to be honest, I think it's perhaps a good thing. But it does... There will be an impact. I don't think we're saying that there will be zero impact but I think it could have positive impact in terms of marine life in the area.
Brett:	Got it. Okay. That's super helpful.
Balky:	[inaudible 00:35:36]. We actually engaged with the Indian version of doing the starting the process of environmental impact study and the low fisheries agency looked at the certification that the [inaudible 00:35:54] system that we be

implemented in India can actually have a beneficial impact on local fishing and so on. So far what we've seen as a minimal to maybe even a slightly [inaudible 00:36:05].

Brett: Got it. Okay. Great. And then we had a number of questions around depth for the Triton. So I guess breaking down into really two main questions, what is the target anchoring depth and then what is the maximum depth of water the unit can be deployed in?

Balky: Tim.

Tim: Yeah. So cool. So for the trying to see 30 meters, it represents a minimum water depth, 30 meters at low time. And that's what we're deploying in Hawaii, that there is no real maximum depth for the system. It would just depend on the mooring arrangement. The deeper, the water, the more expensive it becomes to develop a mooring system and also to export the power. So I'm really for the Triton-C it's about 30 meters, for the Triton utility scale, it would be around about 50 meters. It's really minimum depth throughout the maximum depth that is a limiting factor for us.

Brett: Got it. Okay. And then along the same lines, this has more to do with the cable but is there a maximum and minimum length of the cable that you guys have considered?

Tim: I would add there that it's a cost consideration. Our cost models right now include the assumptions that have been made from [inaudible 00:37:34] in the offshore wind industry, which I think are equally as applicable. It's kind of fairly well understood the cost of the submarine cable, plus the substation equipment, et cetera, et cetera. I don't know whether I can add much more to that. I would say that we're focusing on relatively deep water, closer to shore, which exists on the U.S. West Coast and also in some of the areas of India that we're looking at initially. But I think we're looking at around about 10 kilometers also to shore, which is, I think quite a reasonably short distance compared to some of the offshore wind projects that are currently being developed.

Brett: Okay. Great. And then the last one here on durability, [inaudible 00:38:18] do want to move over to some other topics. Is just around the movement of the device, whether it's surface currents, internal waves, underwater currents or it's just an actual storm. I know you guys have done some extensive testing on the device and Balky, you mentioned that there could be some movement for each wave. I guess if you guys want to just add a little color on what you see as any potential risks of the device shifting, if there is a pretty serious storm wherever the device is located?

Tim: Let me take that. I'm not sure I fully understand the question because... but maybe I can maybe paraphrase. Is the question related to the device slipping its moorings or just the amount of motion that we would get in large condition?

Balky: It's explaining the mooring depth, so maybe [inaudible 00:39:15]. So just explaining that [inaudible 00:39:18].

Tim: Yeah. So, okay. So the system itself is more using a three point mooring, so that it's attached to the sea floor at three separate points. I don't know if that was actually illustrated during in the slide deck but my apologies for skipping that if it was missing. But yeah, so the system itself is more than location. That mooring would be designed appropriately for the location that it would be in. That would be very much site-specific. Yes, actually the mooring is located there, the three little red floats that you see around the outside of the main device. They have their line floats and they basically indicate where the mooring lines are coming down through the water column. So, that would keep the device in its location.

            What I will add at this point is that with a survival strategy, in the most extreme case, as I mentioned before, the system itself is ballasted so that it actually becomes a little heavier and it actually sinks just below the surface of the water. When it's in that condition, all of the energy in the waves is constrained to the surface layer. So by going just below the surface, much of that energy is actually avoided. When it's in that slightly submerged configuration, those red mooring floats are what support the system. They don't need to support it. What we are you talking about it's maybe a tunnel two, negative Y and Z, just enough to keep it below the surface. And those mooring floats are able to support the system in the most extreme conditions.

            And so therefore when we have these big waves, big storms, big events, we're able to actually continue to generate power and also avoid all of the extreme loads.

Brett: Got it. Great. That's super helpful. And I apologize if the question didn't come off clear, I'm trying... We've got quite a number of them coming in and I'm going to, at the end of this point, everyone to where they can get some more of these questions answered. So I'm trying to group them up as much as possible so that people can at least get a little context for what they're specifically asking as a number of them are highly specific. So moving on to efficiency, again, a number of questions here about how efficiency is the system, what's the maximum power output? Maybe just as a general topic and

a number of these were directed at you, Tim. So, if you want to just address the... You had mentioned highly efficient, for example, in the pitch deck or during the presentation. So maybe you can touch a little bit more on the efficiency of the product or the system. And anything on that topic that you can share?

Tim: Yeah. So I think probably the first thing to maybe explain is that it's not very easy to give a number. That's not... I'm not trying to sidestep the question but a single number for wave energy device is actually quite difficult to traditionally very difficult to provide, because there's not just one wave height, there's different wavelengths. So there's lots and lots of different wave conditions. And the device will have a different efficiency in all of those different wave conditions. As a result, wave energy converters tend to get a measure as what's called capture width, the capture width ratio. Whereby the amount of energy that's incident on it, the fraction of that energy that you capture, it's a little bit like an efficiency number. Although, it's subtly different because the number could actually be larger than one.

But basically the system itself has an efficiency of wave to mechanical energy capture that varies between as high as one, in some cases, maybe slightly higher than one in some cases, and then as low as, well... Fractions of a percent in other cases, because it's all about... And I don't want to go into this in a lot of detail right now but there is a natural response or a natural period response between the waves and the device. And when the natural periods of those, when the way of natural period matches the device, you get maximum efficiency and you get very high capture width ratio. Now, that's the efficiency of the wave to mechanical energy.

The second part of that system is how well you can translate that motion into that mechanical energy, into electrical energy. Now, we use a different system within the Triton-C as to the Triton system. But the Triton that we're intending for utility scale operation, we have done a number of... Well, we've done work many years in maximizing the conversion efficiency of that system. We use a hybrid hydraulic electrical system. And we've been able to demonstrate median efficiency of around about 80%, for that system. Some cases it's a little high, in some cases, a little lower but generally across the range of wave conditions that we're interested in, we can convert the mechanical energy to electrical efficiency with that level of efficient... with that around 80%.

Again, I can go into that in a little bit more detail but it's quite complicated how the efficiency between the wave to wire is sometimes conveyed. So hopefully that answers the question.

Brett: No. I think that's super helpful. And I know there is a lot of specific-

Balky: Maybe [inaudible 00:45:09].

Brett: I'm sorry.

Balky: Sorry. I was going to say [inaudible 00:45:15] very quickly, that is that when Tim said greater than one, I don't want that people think that while [inaudible 00:45:22] turns out that for these class of devices called point of joggers, especially under very weak waves, you can actually capture energy from a wider field than just the physical size, the device. You're not creating energy out of nothing. It's just that [inaudible 00:45:39] you can capture energy from a wider field. So that's why that capture width can be greater than one. And there's some very weak waves.

Tim: Yeah. To clarify that. So that's why it's known as a capture width ratio, not an efficiency.

Brett: Yeah. Understood. Super helpful there. So the last one here, this was... I'm just bringing this up because it is fairly specific but we had a number of people ask this. Balky, if you don't mind flipping back to slide six on the deck, there was a question about what the purple bars represent and then why the wave has two different colors. So maybe just explaining what exactly people are looking at with regards to that graph, I think would be helpful.

Balky: Yeah. Good question. So this was from an earlier publication and the idea there was the purple bars were meant to represent the state of the art at that time. And the deeper purple on top of it is a projection of what it could get to with further development. There's the technology for wave and tidal at that time was not as mature as other resource being compared, they're being compared against [inaudible 00:46:52].

Brett: Understood. And then moving on to pricing and some of the business model questions. And I think this slide is a good segue if you want to just hang in there. So I had a question pretty early on about the average selling price of 2.5 million per one megawatt unit and how that compares to alternative sources of power. Maybe you guys can touch on that quickly.

Balky: Yeah. Ultimately it's a function of LCOE and levelized cost of electricity. So if you have a higher CapEx, then you have to get to cost effective energy, you need to have a higher capacity factor or annual energy production to justify that high cost. So probably the best way to do the comparison is actually from the standpoint of that levelized cost of electricity, which [inaudible 00:47:54] built into it. It has the annual energy production. It's the amount of electricity, the device that uses as well as the annualized capital costs there and as well. So instead of just doing a head-to-head comparison, that could be slightly misleading. Let me try to do the comparison on the LCOE basis.

From a levelized cost of electricity basis, where we believe we are to that current stage of technology. If you are to do something like a 50 megawatt project in India, for an Indian system built to withstand Indian waves in manufactured in India, we estimate the CapEx at a 50 megawatt scale of roughly about a million dollars per megawatt that translates for the local, the capacity factors we can go to just under about seven cents per kilowatt hour, which turns out to be profitable in some parts of India. Certainly, for renewable energy, available at the times of day, that wave energy can be provided at [inaudible 00:48:54] viable purchase.

That can be driven down at highest scales to... as you go to larger and larger products and you simply have higher manufacturing scale but for a first 50 megawatt project, that'll be the kind of cost that we're talking about. Europe, for example, is a different economic mix, they're much higher electricity prices. Typically, the electricity price tends to be in the 25 to a 30 Euro cents per kilowatt hour. So you can afford a higher CapEx system. And especially, if you back, matter of fact, locally, those costs will be higher. But on the other hand, you have a much more energy rich resource available on the West Coast of Europe. If you look at the location like let's say Scotland, we might get capacity factors that are much higher.

So our net balance might be that your electricity production costs even manufactured locally might be 20 cents per kilowatt hour but there's still plenty of margin there for it to be profitable. But ultimately just like what has happened in say wind or solar, we do expect the manufacturing to be consolidated and to be done in low cost locations and provided there. So those costs will be driven down simply to that factor, as well as just scale. Once you have enough of a manufacturing [inaudible 00:50:19], the efficiencies that come from that manufacturing, we also drive down that cost. So the cost target that we [inaudible 00:50:26] is to become compete head-to-head with other renewables, especially... Maybe that's not... What we want to say is compete effectively from a price standpoint, so we can complement other renewables.

We don't necessarily produce power at the same time, say as solar but it can be a viable cost point where it can be added to the mix. I know that was a long answer. I hope it answered the question.

Brett: No. That was helpful. It answered a couple of others that we had. I'm still on the list here. And one quick one, just as a tacking it onto that. And this seems like it's something that's... if it were to occur would be further down the road but have you guys considered potentially leasing the equipment rather than selling the assets outright? And if not, what do you see the reasons why there's drawbacks to that? Obviously, one being you have to have the capital to front that type of structure but have you guys thought about leasing at all?

Balky: If the question is about leasing out the equipment to... Let me just clarify the question before I answer it, you were talking about holding ownership but leasing out the equipment?

Brett: Yes. Exactly.

Balky: Okay. Yeah. I think that's a model that has been utilized for other projects where people hold on to the asset ownership and lease out their equipment. That is not the usual model that we've seen, though most ITPs tend to from the cost and buy the equipment simply because there is a lot of capital available in 14 different deployments right now. But if that balance changes at some point, then you have to be flexible to address that. But as of now, if you think about, if [inaudible 00:52:24] something like a solar wind project going on in India even here in the U.S. there's enough capital available for the [IPPs 00:52:30] to be able to deploy the equipment that seems to be the standard model.

Brett: Got it. And I want to just get a couple last ones here. I've been trying to be cognizant of everyone's time as well. And so, we won't get to everyone today but last couple here. So one is on competition. There was several questions related to that, obviously alternative sources of energy, which you guys have touched on quite a bit already, I guess, within the wave energy space. So there's a couple of specific companies that were named here, Ocean Power Technologies and other company called Pelamis, which I guess had actually failed a while back. And, so the questions are really around the differentiation between this and the other wave power solutions. And then what you guys feel is the big differentiator and what will lead to the long-term success.

Balky: Okay. Tim. Go first.

| Tim: | So I think that... to pick that question and you're right, Pelamis or Ocean Power Delivery as it was once known as well. They no longer exist. Ocean Power Technologies, they had some ups and downs in the past. I think what differentiates us and our technology ultimately is going to be cost. And driving that is the technology itself. So we believe we have a lower cost solution because we can produce a higher AEP in a given wave environment that's due to the system itself being more efficient. But that's only part... which I've already talked about. But that's only part of the equation. The other part of the equation is CapEx as well. And then also operational expenditure.

And we've focused on all of those areas as ways to reduce cost and make the LCOE more competitive. In terms of CapEx and OPEX, the survivability of the system is absolutely key there. By having a survival strategy, as I've described, allows us to avoid over-design in the system and allows us to build the system at a slightly lower cost. But also the one maybe I didn't touch on too deep is that our system can be installed relatively low costs and certainly lower cost than other wave energy devices that require a fixed foundation.

Many wave energy devices out there, certainly, the devices that are claiming very low costs require either a fixed structure to mount the device to. So you can't ignore that, if you have it, great but if you're going to build a whole project, a wave of energy, that cost needs to be included and it blows the whole equation out of the water. Or they have to be physically mounted to the sea floor with a piled or some kind of heavy duty structure.

That's extremely expensive from an installation perspective, far more than I think people give it credit for. Our system, we literally can tow it to the site and it's good to go. Obviously, there are more things that need to be installed but moorings are something that can be done fairly simply and they've done every day of the year by the marine industries. We understand the cost of those very well. What isn't understood is when you have to put in very big structures into the sea floor, offshore wind industry, for example, can't install structure... Well, have difficulty installing structures in very, very deep water because it gets very, very expensive.

And so, wave energy devices have that same problem. So we're basically attacking the... to recap, we're attacking it in two different ways, where making the system simple, survivable and that reduces our CapEx costs and operational costs. |
|---|---|
| Brett: | Great. I think that's super insightful. So last one here to finish off on before we end with closing thoughts. I thought this was a pretty helpful question for you guys to address here. So obviously you guys have made quite a bit of traction by way of grants and the development work and testing that you guys have already done. As you look forward into the next couple of years, what do you perceive as the biggest obstacles and threats to the success of the company? And I'll leave that open-ended and let you guys address it however you'd like. |
| Balky: | Yeah. I guess so, from our [inaudible 00:57:28] kind of risk, certainly financing, capital for cleantech has not been easy to come by. One of the reasons we are going to crowdfunding route is clearly that. And [inaudible 00:57:40] put a lot of money from what we know in the mid two thousands timeframe. And because those investments did not pay out capital dried up. So giving capital to subsidize the R&D has been challenging. And which is why we had grant [inaudible 00:58:02] and take the time that we did. And at some point, we have to do these early projects, we will need to make sure that we have enough capital lined up and through this way and through other ways. So I put that right on top.

In addition to that, I'd say that we do have to make a transition from being a developer to an equipment manufacturer at the largest scale. So we mitigate that risk by making sure that we work with people who are already doing things at similar scale. So it's not that we're not aware of that risk but we are fully... We need to be very aware of it and take the steps that are needed to mitigate that risk. So, that's not a transition that can happen without taking the appropriate steps to make sure that all the risks are mitigated. |
| Brett: | Understood. Well, thanks for that final thought there. And I'll let you guys share some parting words before we close off here. But real quick, I do want to thank everybody for attending today. We had a very high number of questions come in. So I apologize if we weren't able to get to your specific question, I would encourage you if you still have some questions that you didn't feel like they got addressed today to visit the campaign page for the Oscilla Power raise on the MicroVentures website. You can go directly to the URL, which is invest.microventures.com/offerings/Oscilla-power.

Or you can go to the MicroVentures homepage, click on the Invest tab at the top and scroll down until you see the tombstone for Oscilla Power. And if you click on that, you'll have the access to the pitch deck that Balky and Tim went through as well as quite a bit of information in addition that our team, along with the Oscilla Power team, put together for this campaign. So I think a lot of the questions there, we did have some specific ones about, just some of the technical aspect about the device itself and the system. And I think if you have additional ones that aren't answered by the content that we put together, then there is the discussion forum where you can submit questions through the MicroVentures website and then they can address them directly. So I would encourage you to do that. |

Also, of course, the purpose of this webinar is there is an ongoing crowdfunding campaign. And then we had a number of questions about terms of the investments and what exactly you're getting. All of those terms are outlined on that same page. So you can find information there. And then of course, if you would like to invest and be a part of this, we encourage you to do so. There is a bright orange Invest button on that same page. You can click there and if you don't have an account, you can set one up, if you do, you're likely familiar with the process already.

So again, we would encourage you to check that out and that's going to be about it for us today. So I guess, Balky, Tim, do you guys have any other closing thoughts you'd like to share or any other places you'd like to point people towards?

Balky: Yeah, I just had, maybe watch some of the press releases and other things that come out from us as we go along. We have some exciting news that we haven't released yet on new grants and so on. So watch that space [inaudible 01:01:35].

Brett: Great. Well, again, that's going to conclude it for today. Thanks again for everybody's time, whether you logged in live to the webinar or you're listening to the recording as this has been recorded and will be going up live onto the Oscilla Power campaign page. We understand that there's a lot going on in the world right now, so we... It means a lot to us that you took some time out of your day to learn more about Oscilla Power and what these guys are working on. So with that we hope everyone stays safe and has a great rest of the day and rest of the week. Thanks, Balky. Thanks, Tim.

Balky: Thank you.

Tim: Thank you.